UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Jeffrey T. Hartlin

Paul, Hastings, Janofsky & Walker LLP

3579 Valley Centre Drive

San Diego, CA 92130

(858)720-2500

April 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Warburg Pincus Private Equity IX, L.P. 20-2975990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon a total of 54,000,713 shares outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of Synutra International, Inc. (the “Issuer”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 12, 2008 and 4,000,000 shares sold and issued to Warburg Pincus Private Equity IX, L.P. (“WP IX”) pursuant to the Common Stock Purchase Agreement, dated May 24, 2007, between the Issuer and WP IX (the “Common Stock Purchase Agreement”) that are currently held by WP IX.

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1.	Names of Reporting Persons Warburg Pincus IX LLC - 20-2975945

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(2)

14.	Type of Reporting Person (See Instructions) OO

(2)

Based upon a total of 54,000,713 shares outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on February 12, 2008 and 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX.

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1.	Names of Reporting Persons Warburg Pincus Partners, LLC - 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(3)

14.	Type of Reporting Person (See Instructions) OO

(3)

Based upon a total of 54,000,713 shares outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on February 12, 2008 and 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX.

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1.	Names of Reporting Persons Warburg Pincus LLC - 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(4)

14.	Type of Reporting Person (See Instructions) OO

(4)

Based upon a total of 54,000,713 shares outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on February 12, 2008 and 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX.

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1.	Names of Reporting Persons Warburg Pincus & Co. - 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(5)

14.	Type of Reporting Person (See Instructions) PN

(5)

Based upon a total of 54,000,713 shares outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on February 12, 2008 and 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX.

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1.	Names of Reporting Persons Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(6)

14.	Type of Reporting Person (See Instructions) IN

(6)

Based upon a total of 54,000,713 shares outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on February 12, 2008 and 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX.

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1.	Names of Reporting Persons Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(7)

14.	Type of Reporting Person (See Instructions) IN

(7)

Based upon a total of 54,000,713 shares outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on February 12, 2008 and 4,000,000 shares sold and issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX.

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This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Commission on June 20, 2007 (the “Initial Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”) and is being filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (Mr. Kaye, Mr. Landy, WP IX, WP IX LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Warburg Pincus Reporting Persons”). The agreement among the Warburg Pincus Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached as Exhibit 6 hereto. This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Synutra International, Inc., a Delaware corporation (the “Issuer”).

The Warburg Pincus Reporting Persons are filing this Amendment because WP IX entered into a Note Purchase Agreement, dated April 23, 2008 (the “Note Purchase Agreement”), with Beams Power Investment Limited, a British Virgin Islands limited liability company and a majority stockholder of the Issuer (“Beams Power”), pursuant to which Beams Power issued to WP IX a Senior Exchangeable Note, dated April 23, 2008, in the aggregate principal amount of U.S. $30,000,000, which is convertible into shares of Common Stock held by Beams Power (the “Note”). In addition, WP IX (as secured party and collateral agent) and Beams Power entered into a Share Pledge Agreement, dated April 23, 2008, pursuant to which Beams Power agreed to pledge a certain number of shares of Common Stock and other equity interests of the Issuer held by Beams Power as collateral for the loan covered by the Note (the “Share Pledge Agreement”). WP IX, Beams Power and the Issuer also entered into a Registration Rights Agreement, dated April 23, 2008, pursuant to which the Issuer agreed to register, under certain circumstances, the shares of Common Stock issued or issuable to WP IX pursuant to the Note Purchase Agreement, the Note and the Share Pledge Agreement (the “Additional Registration Rights Agreement”). In connection with the Additional Registration Rights Agreement, the Issuer, Beams Power, WP IX and ABN AMRO Bank, N.V., Hong Kong Branch (“ABN AMRO”) entered into consent letter agreement, dated April 16, 2008 (the “Additional ABN Consent Letter”) pursuant to which ABN, among other things, consented to the Issuer entering into the Additional Registration Rights Agreement pursuant to a provision of the Registration Rights Agreement entered into between ABN and the Issuer, dated as of April 19, 2007 (the “ABN Registration Rights Agreement”), that prohibits the Issuer from entering into any agreement granting any holder or prospective holder of any securities of the Issuer registration rights with priority of inclusion rights superior to or pari passu with the rights granted to ABN under the ABN Registration Rights Agreement without prior written consent from ABN.

Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings to such terms in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by inserting the following at the end thereof:

On April 23, 2008, WP IX and Beams Power entered into the Note Purchase Agreement pursuant to which Beams Power sold and issued the Note in the aggregate principal amount of U.S. $30,000,000 to WP IX. All of the funds required for WP IX to acquire the Note were obtained from capital contributions from WP IX's limited partners.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended by deleting the last subsection thereof, entitled “Additional Disclosure,” and inserting the following in lieu thereof:

The acquisition by WP IX of the Note was effected because of the belief of WP IX that the Common Stock issuable upon conversion of the Note represented, and continues to represent, an attractive investment. The Warburg Pincus Reporting Persons beneficially own the Note as an investment. The Warburg Pincus Reporting Persons may from time to time purchase shares of Common Stock or

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other equity interests of the Issuer in open market or private transactions or otherwise. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer and other factors. The Warburg Pincus Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of Common Stock or other equity interests of the Issuer.

A copy of the Note Purchase Agreement is listed hereto as Exhibit 7 and incorporated herein by reference, a copy of the Note is listed hereto as Exhibit 8 and incorporated herein by reference, a copy of the Share Pledge Agreement is listed hereto as Exhibit 9 and incorporated herein by reference, a copy of the Additional Registration Rights Agreement is listed hereto as Exhibit 10 and incorporated herein by reference and a copy of the Additional ABN Consent Letter is listed hereto as Exhibit 11 and incorporated herein by reference. Set forth below is a summary of the material terms of the Note Purchase Agreement, the Note, the Share Pledge Agreement, the Additional Registration Rights Agreement and the Additional ABN Consent Letter.

Because the Note has a conversion price which cannot be determined as of the date hereof and is not currently convertible into shares of Common Stock held by Beams Power, the Warburg Pincus Reporting Persons do not have beneficial ownership of the shares of Common Stock underlying on the Note as of the date hereof for purposes of Section 13 of the Exchange Act.

Terms of the Note Purchase Agreement

Pursuant to the Note Purchase Agreement, WP IX purchases from Beams Power, and Beams Power sold and issued to WP IX, a convertible note in the aggregate principal amount of U.S. $30,000,000. Pursuant to the Note Purchase Agreement, Beams Power has agreed to use its commercially reasonable efforts to cause the Issuer to, among other things, (i) file reports required to be filed by the Issuer with the SEC under the Securities Exchange Act of 1934, as amended, and (ii) maintain listing of the shares issued or issuable to WP IX under the terms of the Note Purchase Agreement, the Note and the Share Pledge Agreement, and WP IX agreed to enter into a lock-up agreement with respect to the shares issuable under the Note under certain circumstances.

The foregoing description of the terms of the Note Purchase Agreement is qualified in its entirety by reference to the copy of the Note Purchase Agreement, filed with this report as Exhibit 7, incorporated herein by reference.

Terms of the Note

Pursuant to the Note, Beams Power promises to pay WP IX an aggregate principal amount of U.S. $30,000,000 plus any accrued premium and accrued late charges. The Note will mature on April 23, 2011, subject to limited extension upon the occurrence of certain events set forth in the Note. The Note will accrue a premium equal to an amount necessary to produce an annual return of 25%, compounded annually, on the principal amount, accrued daily from April 23, 2008 until the maturity of the Note or such earlier date that the outstanding principal under the Note is due and payable. In addition, at any time after the earlier to occur of the completion of an underwritten public offering of the Issuer in which at least a specified percentage of shares are issued and October 31, 2008 until the close of business on the maturity date, WP IX may convert the outstanding principal under the Note into shares of Common Stock held by Beams Power at a conversion price set forth in the Note (the “Convertible Shares”). Pursuant to the Note, the conversion price will not be less than U.S. $30.00 per share or more than U.S. $40.00, in each case subject to adjustment for stock dividends, stock splits, rights issuances and certain other events relating to the Common Stock. In addition, upon an event of default under the terms of the Note or certain corporate transactions of the Issuer or Beams Power, WP IX will have the right to require Beams Power to redeem all or any portion of the Note.

The foregoing description of the terms of the Note is qualified in its entirety by reference to the copy of the Note filed with this report as Exhibit 8, incorporated herein by reference.

Terms of the Share Pledge Agreement

Pursuant to the Share Pledge Agreement, Beams Power has agreed to pledge an aggregate of 5,967,000 shares of Common Stock (the “Pledged Shares”) as initial collateral for the loan evidenced by the Note and any additional obligations owing by Beams Power to WP IX under the Note Purchase Agreement, the Note and the other transaction documents that are incurred prior to the cancellation of the Note. In the event of a partial conversion of the Note, Pledged Shares may be reduced or removed from the pledged collateral. In addition, the number of shares of Common Stock included in the pledged collateral is subject to adjustment on each April 30th and October 31st during the term of the Note depending on the

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then–market value of the pledged shares, in accordance with the formulas set forth in the Share Pledge Agreement. The Share Pledge Agreement shall terminate upon the cancellation of the Note.

The foregoing description of the terms of the Share Pledge Agreement is qualified in its entirety by reference to the copy of the Share Pledge Agreement filed with this report as Exhibit 9, incorporated herein by reference.

Terms of the Additional Registration Rights Agreement

Pursuant to the Additional Registration Rights Agreement, the Issuer has agreed, (i) as soon as practicable after Beams Power receives notice from WP IX demanding Beams Power to convert any portion of the Note into Convertable Shares, to file with the Commission a registration statement for the resale of the Convertable Shares and the Pledged Shares (collectively, the “Registrable Securities”), to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, and to maintain the effectiveness of the registration statement until the earlier of (A) the date on which all Registrable Securities have been sold pursuant to the registration statement, (B) the date on which all Registrable Securities have been sold under Rule 144 under the Securities Act of 1933, as amended, (C) if the Note has been cancelled in accordance with the terms thereof, the date that all Registrable Securities held of record by WP IX or its permitted assignees or transferees have been sold pursuant to the registration statement or pursuant to Rule 144, or (D) the passage of four years from April 23, 2008, and (ii) to grant WP IX or its permitted assignees or transferees the right to two demand registrations and unlimited piggyback registrations, subject to certain conditions; provided that in each case, Beams Power will pay all expenses associated with each registration.

The foregoing description of the terms of the Additional Registration Rights Agreement is qualified in its entirety by reference to the copy of the Additional Registration Rights Agreement filed with this report as Exhibit 10, incorporated herein by reference.

Terms of the Additional ABN Consent Letter

Pursuant to the Additional ABN Consent Letter, to permit the Issuer to grant WP IX certain rights under the Additional Registration Rights Agreement, ABN, among other things, consented to the Issuer entering into the Additional Registration Rights Agreement pursuant to a provision of the ABN Registration Rights Agreement, that prohibits the Issuer from entering into any agreement granting any holder or prospective holder of any securities of the Issuer registration rights with priority of inclusion rights superior to or pari passu with the rights granted to ABN under the ABN Registration Rights Agreement without prior written consent from ABN.

The foregoing description of the terms of the Additional ABN Consent Letter is qualified in its entirety by reference to the copy of the ABN Consent Letter filed with this report as Exhibit 11, incorporated herein by reference.

Additional Disclosure

Except as described in the Purchase Agreement, the Registration Rights Agreement, the Voting Agreement, the ABN Consent Letter, the Note Purchase Agreement, the Note, the Share Pledge Agreement, the Additional Registration Rights Agreement and the Additional ABN Waiver Letter and as otherwise set forth in this Schedule 13D, no Warburg Pincus Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer
Item 5(a) of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of April 22, 2008, WP IX is deemed to beneficially own an aggregate of 4,000,000 shares of the Issuer's Common Stock, which represents approximately 7.4% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d). This percentage is based on 54,000,713 shares of Common Stock outstanding as of January 26, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on February 12, 2008, and 4,000,000 shares issued to WP IX pursuant to the Common Stock Purchase Agreement that are currently held by WP IX.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following exhibits thereto:
Exhibit 6:

Joint Filing Agreement, dated April 23, 2008, by and among Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners, LLC, Warburg Pincus LLC, Warburg Pincus & Co., Charles R. Kaye and Joseph P. Landy, relating to the filing of a joint statement on Schedule 13D/A.

	Exhibit 7:	Note Purchase Agreement, dated April 23, 2008, by and between Beams Power Investment Limited and Warburg Pincus Private Equity IX, L.P.
	Exhibit 8:	Senior Exchangeable Note, dated April 23, 2008, issued by Beams Power Investment Limited to Warburg Pincus Private Equity IX, L.P., in the aggregate principal amount of U.S. $30,000,000.
Exhibit 9:

Share Pledge Agreement, dated April 23, 2008, by and among Beams Power Investment Limited, Warburg Pincus Private Equity IX, L.P. (as secured party) and Warburg Pincus Private Equity IX, L.P. (as collateral agent).

Exhibit 10:

Additional Registration Rights Agreement, dated April 23, 2008, by and among Synutra International, Inc., Beams Power Investment Limited and Warburg Pincus Private Equity IX, L.P. (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Commission on April 24, 2008, and incorporated herein by reference).

Exhibit 11:

Additional ABN Consent Letter Agreement, dated April 16, 2008, by and among Synutra International, Inc., Beams Power Investment Limited, ABN AMRO Bank N.V., Hong Kong Branch and Warburg Pincus Private Equity IX, L.P.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2008

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its General Partner,
By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX LLC

By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

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WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

By:	/s/ Charles R. Kaye
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By:	/s/ Joseph P. Landy
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact*

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

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EXHIBIT 6

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of April 24, 2008, by and among the parties signatories hereto. The undersigned hereby agree that the Amendment No. 1 to the Statement on Schedule 13D/A with respect to the shares of Common Stock, par value $0.0001 per share, of Synutra International, Inc., a Delaware corporation, is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its General Partner,
By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX LLC

By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

By:	/s/ Charles R. Kaye
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By:	/s/ Joseph P. Landy
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact*

Exhibit 7

EXECUTION VERSION

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (the “Agreement”) is made as of April 23, 2008, by and between BEAMS POWER INVESTMENT LIMITED, a company with limited liability registered under the BVI Business Companies Act, 2004 (as amended) of the British Virgin Islands (the “Issuer”), with its registered office located at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands, and WARBURG PINCUS PRIVATE EQUITY IX, L.P. (the “Buyer”).

WHEREAS:

A.            The Issuer and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(1) of the Securities Act of 1933, as amended (the “Securities Act”).

B.            As of the date hereof, the Issuer owns an aggregate of 36,000,000 shares of common stock, par value U.S.$0.0001 per share (the “Common Stock”), of Synutra International, Inc., a Delaware corporation (the “Company”).

C.            The Buyer wishes to purchase from the Issuer, and the Issuer wishes to sell to the Buyer, upon the terms and conditions stated in this Agreement, that senior exchangeable note, in the form attached hereto as Exhibit A, in the aggregate principal amount of U.S.$30,000,000, which note shall be exchangeable into Common Stock held by the Issuer, in accordance with the terms thereof (as may be amended, supplemented, restated or otherwise modified from time to time, the “Note”).

D.            Contemporaneously with the execution and delivery of this Agreement, the Company, the Issuer and the Buyer are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (as may be amended, supplemented, restated or otherwise modified from time to time, the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the Securities Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

E.             Contemporaneously with the execution and delivery of this Agreement, the Issuer is executing and delivering to the Buyer, as a purchaser of the Note and as collateral agent (the “Collateral Agent”), a Share Pledge Agreement, substantially in the form attached hereto as Exhibit C (as may be amended, supplemented, restated or otherwise modified from time to time, the “Pledge Agreement”), pursuant to which the Issuer will pledge certain shares of Common Stock held by the Issuer as collateral for its obligations under the Note.

F.             Contemporaneously with the execution and delivery of this Agreement, the Issuer is executing and delivering to the Buyer a purpose statement on Form FR G-3 disclosing, among other things, the amount of the Note proceeds and the purpose for which the Note proceeds will be used by the Issuer.

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G.            The Note will rank senior to all outstanding and future indebtedness of the Issuer.

NOW, THEREFORE, the Issuer and the Buyer hereby agree as follows:

1.     DEFINITIONS. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such Person.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in Hong Kong Special Administrative Region, People’s Republic of China are authorized or required by law to remain closed.

“Company Competitor” means any Person engaged in the business which is directly or indirectly competitive with the business of the Company or any Company Subsidiary, as described in the Company’s periodic reports currently or hereinafter filed with the SEC.

“Company Subsidiary” means a “significant subsidiary” of the Company as such term is defined under Rule 1-02(w) of Regulation S-X promulgated under the rules and regulations of the SEC as in effect on the date hereof, except for, if applicable, Qingdao Sheng Yuan Dairy Co., Ltd.

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto, provided that indemnification provisions not otherwise constituting a guarantee shall not be deemed to be a “Contingent Obligation”.

“Effectiveness Date” has the meaning set forth in the Registration Rights Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Shares” means the shares of Common Stock delivered or deliverable upon exchange of the Note.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” which would be shown as a liability on the balance sheet in accordance with GAAP (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations

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evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

Issuer “Knowledge”, “information”, “belief” or “awareness” means the knowledge, information, belief or awareness, respectively, which the Issuer would have if the Issuer had made due and reasonable enquiries of the applicable matter(s).

“Material Adverse Effect” means any event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the assets, liabilities, financial condition, business, or results of operations of the Issuer, the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Issuer to perform its obligations under the Transaction Documents or the Company to perform its obligations under the Registration Rights Agreement.

“Nasdaq” means The Nasdaq Stock Market, Inc.

“Permitted Liens” means (i) mechanics’, carriers’, or workmen’s, repairmen’s or similar liens arising or incurred in the ordinary course of business, (ii) liens for taxes, assessments and other governmental charges that are not due and payable or which may hereafter be paid without penalty or which are being contested in good faith by appropriate proceedings and (iii) other imperfections of title or encumbrances, if any, that do not, individually or in the aggregate, materially impair the use or value of the property to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Registrable Securities” has the meaning set forth in the Registration Rights Agreement.

“Registration Statement” has the meaning set forth in the Registration Rights Agreement.

“Required Holders” has the meaning set forth in the Note.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means the Note and Exchange Shares.

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“Subsidiary” of any subject Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of directors or other governing body (or if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such subject Person.

“Transaction Documents” means this Agreement, the Note, the Registration Rights Agreement and the Pledge Agreement.

2.     PURCHASE AND SALE OF NOTE.

(a)   Purchase of Note.

(i)            Note. Subject to the satisfaction (or waiver) of the conditions set forth in Section 6 and Section 7 below, the Issuer shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Issuer on the Closing Date (as defined below), the Note in the aggregate principal amount of U.S.$30,000,000 (the “Closing”).

(ii)           Closing. The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., New York City time, on the date hereof (or such other time and date as is mutually agreed to by the Issuer and the Buyer) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Section 6 and Section 7 below at the offices of Paul, Hastings, Janofsky & Walker LLP, 21 22/F Bank of China, 1 Garden Road, Central Hong Kong.

(iii)          Purchase Price. The aggregate purchase price for the Note to be purchased by the Buyer at the Closing (the “Purchase Price”) shall be U.S.$30,000,000.

(b)   Form of Payment. On the Closing Date, (i) the Buyer shall pay its Purchase Price to the Issuer for the Note to be issued and sold to the Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Issuer’s written wire instructions and (ii) the Issuer shall deliver to the Buyer the Note (allocated in the principal amounts as the Buyer shall request) which the Buyer is then purchasing hereunder, duly executed on behalf of the Issuer in favor of the Buyer.

3.     BUYER’S REPRESENTATIONS AND WARRANTIES. The Buyer represents and warrants that:

(a)   Organization and Existence. The Buyer is a validly existing limited partnership and has all requisite partnership power and authority to invest in the Securities pursuant to this Agreement.

(b)   Authorization. The execution, delivery and performance by the Buyer of the Transaction Documents have been duly authorized, and the Transaction Documents constitute the valid and legally binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally.

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(c)   Purchase Entirely for Own Account. The Securities to be received by the Buyer hereunder will be acquired for the Buyer’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and the Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act. The Buyer is not a broker-dealer registered with the SEC under the Exchange Act, or an entity engaged in a business that would require it to be so registered.

(d)   Investment Experience. The Buyer acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities contemplated hereby.

(e)   Disclosure of Information. The Buyer acknowledges having had an opportunity to receive all information related to the Company and the Issuer requested by it and to ask questions of and receive answers from the Issuer regarding businesses of the Company and the Issuer. Neither such inquiries nor any other investigation conducted by or on behalf of the Buyer or its representatives or counsel shall modify, amend or affect the Buyer’s right to rely on the truth, accuracy and completeness of the Issuer’s representations and warranties contained in the Transaction Documents. The Buyer understands that it is not relying on any representation of any kind made by the Company or the Issuer regarding the Company, the Issuer, the Securities or any other matter other than as set forth in the Transaction Documents.

(f)    Restricted Securities. The Buyer understands that the Securities are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Issuer in a transaction not involving a public offering and that under such laws and applicable regulations such securities may not be resold without registration under the Securities Act or exemption therefrom; provided, however, that by making the representations herein, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act and pursuant to the applicable terms of the Transaction Documents.

(g)   Accredited Buyer. The Buyer is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the Securities Act.

(h)   No General Solicitation. The Buyer did not learn of the investment in the Securities as a result of any public advertising or general solicitation.

(i)    Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company, the Issuer or the Buyer for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Buyer.

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4.     REPRESENTATIONS AND WARRANTIES OF THE ISSUER.

The Issuer represents and warrants to and for the benefit of the Buyer, as of the date hereof and as of the Closing Date, except as set forth in the SEC Documents (as defined below), as follows:

(a)   Organization, Good Standing and Qualification.

(i)            The Issuer is a company duly organized, validly existing and in good standing under the laws of the British Virgin Islands and has all requisite corporate power and authority to carry on its business as now conducted and to own and lease its properties. The Issuer has furnished to the Buyer true and complete copies of the Issuer’s Memorandum of Association and Articles of Association, as amended and in effect as of the date hereof (the “Issuer Articles”). The Issuer is not in violation of any provision of the Issuer Articles. The Issuer is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification necessary, except where the failure to so qualify, would not have a Material Adverse Effect. To the Issuer’s Knowledge, no proceeding has been instituted in any jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail, such power and authority or qualification.

(ii)           The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and to own and lease its properties. The Company is not in violation of any provision of the Company’s Certificate of Incorporation, including any certificate of designations, or the Company’s Bylaws. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification necessary, except where the failure to so qualify, would not have a Material Adverse Effect. To the Issuer’s Knowledge, no proceeding has been instituted in any jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail, such power and authority or qualification.

(iii)          Each Company Subsidiary is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization, with full power and authority to conduct its business as currently conducted and to own or lease its properties. The Issuer has, if requested, made available for the Buyer’s review, true and complete copies or the articles of incorporation and bylaws (or comparable organizational documents) of each Company Subsidiary. To the Issuer’s Knowledge, no Company Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each Company Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification necessary, except where the failure to so qualify, would not have a Material Adverse Effect. To the Issuer’s Knowledge, no proceeding has been instituted in any jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail, such power and authority or qualification. Qingdao Sheng Yuan Dairy Co., Ltd. is currently in a voluntary winding-up process.

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As of the date hereof, the Issuer owns an aggregate of 36,000,000 fully paid and nonassessable shares of Common Stock free and clear of any and all liens, (a) 11,000,000 of which are evidenced by Common Stock certificate number SII-04525, dated April 16, 2007, and (b) 25,000,000 of which are evidenced by Common Stock certificate number SII-04524, dated April 16, 2007. The Issuer has good and valid title to all such shares, and all of the outstanding shares of capital stock of the Company are validly issued and are fully paid, non-assessable and free of any preemptive and similar rights. Except as described in the SEC Documents available on the SEC’s EDGAR system, the Company owns all of the capital stock or membership interests of each Company Subsidiary free and clear of any and all liens, security interest and any other encumbrances or restrictions, and all of the outstanding shares of capital stock of each Company Subsidiary are validly issued and are fully paid, non-assessable and free of any preemptive and similar rights. The Company has no Subsidiaries except for the entities set forth in Schedule I attached hereto. The Issuer has no subsidiaries other than the Company, the Company Subsidiaries, and subsidiaries of the Company which are not Company Subsidiaries.

(b)     Authorization. Each of the Company and the Issuer has full corporate power and authority and has taken all requisite action necessary for (i) the authorization, execution and delivery of the Transaction Documents to which it is a party, and (ii) the authorization of the performance of its obligations hereunder or thereunder. The Board of Directors of each of the Company and the Issuer has duly authorized the execution and delivery of the Transaction Documents to which it is a party and its consummation of the transactions contemplated hereby and thereby, and such execution, delivery and consummation does not require (A) any further filing, consent, or authorization by the Issuer, the Company or the Board of Directors or shareholders of the Issuer or the Company, or (B) any consent of, action by or in respect of, or filing, submission or registration with, or giving of any notice to, any Person, governmental body, agency, or official. Each of the Company and the Issuer has duly executed and delivered the Transaction Documents to which it is a party and such Transaction Documents constitute the legal, valid and binding obligations of it, enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights generally, and to the unenforceability of indemnification provisions that may be against public policy.

(c)     Capitalization. The SEC Documents available on the SEC’s EDGAR system set forth as of the date hereof: (a) the authorized capital stock of the Company; (b) the number of shares of capital stock issued and outstanding; (c) the number of shares of capital stock available for issuance pursuant to the Company’s stock and incentive plans, if any; (d) the number of shares of capital stock issuable and reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for any shares of capital stock of the Company; (e) the number of shares of Common Stock for which the Issuer and its Affiliates are the “beneficial owners” (as defined for purposes of Rule 13d-3 of the Exchange Act). All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable and free of preemptive and similar rights and were issued in compliance with all applicable federal and state securities laws and any rights of third parties. Except as set forth in the SEC Documents available on the SEC’s EDGAR system, no securities of the Company are entitled to preemptive or similar rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the

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transactions contemplated by the Transaction Documents. Except as set forth in the SEC Documents available on the SEC’s EDGAR system, there are no outstanding options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of capital stock of the Company, or contracts by which the Company or any Company Subsidiary is or may become bound to issue additional shares of capital stock of the Company, or securities or rights convertible or exchangeable into shares of capital stock of the Company. Except as set forth in the SEC Documents available on the SEC’s EDGAR system, and as provided in the Registration Rights Agreement, no Person has the right to require the Company to register any securities of the Company under the Securities Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person. There are no outstanding securities or instruments of the Company or any Company Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Company Subsidiary is or may become bound to redeem or otherwise acquire any security of the Company or any Company Subsidiary. Except as set forth in the SEC Documents available on the SEC’s EDGAR system, the Company or one of the Company Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of the Company Subsidiaries as owned by the Company or any such Company Subsidiary.

(d)   Valid Issuance. The Note has been duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, and will be free and clear of all taxes, liens, claims, restrictions on transfer, preemptive rights, rights of first refusal or other encumbrances of any nature (other than those created by the Buyer pursuant to the Pledge Agreement), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. The transfer of the Exchange Shares deliverable upon exchange of the Note in accordance with the terms thereof has been duly and validly authorized by the Issuer’s Board of Directors and, upon transfer, such Exchange Shares will be validly issued, fully paid and nonassessable, and will be free and clear of all taxes, liens, claims, restrictions on transfer, preemptive rights, rights of first refusal or other encumbrances of any nature (other than those created by the Buyer pursuant to the Pledge Agreement), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws.

(e)   Consents. The execution, delivery and performance by the Issuer of the Transaction Documents, and the execution, delivery and performance by the Company of the Registration Rights Agreement, and the transactions contemplated thereby requires no consent of, action by or in respect of, or filing, submission or registration with, or giving of any notice to, any Person, governmental body, agency, or official except (i) the filing with the SEC of a current report on Form 8-K, (ii) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement and (iii) those that have been made or obtained prior to the date of this Agreement. The Issuer is unaware of any facts or circumstances that might prevent the Company or the Issuer from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence.

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(f)    SEC Documents. During the three (3) years prior to the date hereof, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Act and the Exchange Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The SEC Documents as amended as of the date of this Agreement, complied in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Documents as amended as of the date of this Agreement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g)   Financial Statements. The financial statements filed with the SEC as a part of the Annual Report on Form 10-K/A filed with the SEC on January 14, 2008 and Quarterly Report on Form 10-Q filed with the SEC on February 12, 2008 present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of and at the dates indicated and the results of their operations and cash flows for the periods specified therein, subject, in the case of interim financial statements, to the normal year-end adjustments which are not expected to be material in amount. Such financial statements have been prepared in conformity with generally accepted accounting principles as applied in the United States and in effect as of the date of the applicable financial statements and supporting schedules, as applicable, applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto, and comply in all material respects with the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC thereunder. Except as set forth in such financial statements included in the SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries has incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business consistent with past practice, none of which ordinary course liabilities, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(h)   Absence of Material Changes. Since December 31, 2007, there have not been any changes in the assets, liabilities, financial condition, business or results of operation of the Issuer, the Company or to the Issuer’s Knowledge, any Company Subsidiary, which has had or would reasonably be expected to have a Material Adverse Effect.

(i)    No Conflict, Breach, Violation or Default. Neither the execution, delivery and performance of the Transaction Documents by the Company or the Issuer nor the consummation of any of the transactions contemplated thereby will (i) conflict with or result in a violation of the Issuer Articles, or any certificate of incorporation, certificate of formation, any certificate of designations or other constituent documents of the Company or to the Issuer’s Knowledge, any Company Subsidiary, the Company’s Bylaws or to the Issuer’s Knowledge, bylaws of any Company Subsidiary, (ii) give rise to the right to terminate, cancel, amend or accelerate the due date of any payment under (with or without notice, lapse or time or both), or conflict with or result in a breach of any term or provision of, or constitute a default (or any event which with notice or lapse of time or both would constitute a default) under, or require any consent or waiver under or result in the execution or imposition of any lien, charge or

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encumbrance upon the properties or assets of the Issuer, the Company or to the Issuer’s Knowledge, any Company Subsidiary pursuant to the terms of, any indenture, mortgage, deed of trust or other agreement or instrument to which the Issuer, the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound or to which any of its assets or properties is subject, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority, or the bylaws and rules of Nasdaq to which the Issuer, the Company or any Company Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Issuer, the Company or any Company Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not reasonably be expected to have a Material Adverse Effect. None of the Issuer, the Company or to the Issuer’s Knowledge, any Company Subsidiary, individually and on a consolidated basis, is as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will be, Insolvent. For purposes of this Section 4(i), “Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(j)    Tax Matters. Each of the Company and to the Issuer’s Knowledge, each Company Subsidiary has timely prepared and filed all tax returns, foreign and domestic, required to have been filed by it with all appropriate governmental agencies and timely paid all taxes shown thereon or otherwise owed by it, except where failure to do so would not reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and to the Issuer’s Knowledge, each Company Subsidiary in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company or any Company Subsidiary. All taxes and other assessments and levies that the Company or any Company Subsidiary are required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due. There are no tax liens or claims pending or, to the Issuer’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective assets or property, other than Permitted Liens. There are no tax audits or investigations pending, which if adversely determined would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no outstanding tax sharing agreements or other such arrangements between the Company, any Company Subsidiary and any other Person. Neither the Company nor any Company Subsidiary has any deferred compensation arrangements and has not paid or is not required to pay any deferred compensation which would be subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

(k)   Title to Properties. Except as specified in the SEC Documents, the Company and the Company Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to their respective businesses and good and marketable title in all personal property owned by them that is material to their respective businesses, in each case free and clear of all liens, except for Permitted Liens. Any real property and facilities held under lease

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by the Company and the Company Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Company Subsidiaries are in compliance, with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and each Company Subsidiary.

(l)    Certificates, Authorities and Permits. The Company and each Company Subsidiary possesses all certificates, approvals, authorizations or permits (“Permits”) issued by the appropriate foreign, federal, state or local governmental agency or body necessary to conduct its business as now operated by it and as described in the SEC Documents, all of which are valid and in full force and effect, except where the lack of such Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor to the Issuer’s Knowledge, any Company Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such Permit.

(m)  Labor Matters. There is no strike, labor dispute or union organization activities pending or, to the Issuer’s Knowledge, threatened between the Company or any Company Subsidiary and their respective employee except as would not, individually or in the aggregate, reasonably be expected to have in a Material Adverse Effect. To the Issuer’s Knowledge, no employee of the Company or any Company Subsidiary belongs to any union or collective bargaining unit. The Company and each Company Subsidiary have complied in all material respects with all applicable foreign, federal, state and local laws related to employment.

(n)   Intellectual Property. The Company and each Company Subsidiary own or possess, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks service marks and trade names currently employed by them in connection with the business now operated by them and as described in the SEC Documents (collectively, the “Intellectual Property Rights”). Neither the Company nor to the Issuer’s Knowledge, any Company Subsidiary has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(o)   Environmental Matters. Neither the Company nor, to the Issuer’s Knowledge, any Company Subsidiary is in violation of any law, statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”) except for any violation which would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect. Neither the Company nor, to the Issuer’s Knowledge, any Company Subsidiary owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which contamination, liability or claim would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(p)   Absence of Litigation. There are no pending or, to the Issuer’s Knowledge, threatened actions, suits, proceedings, inquiries or investigations against or affecting the Issuer, the Company, any Company Subsidiary or any of their respective properties or any of the officers and directors of the Issuer, the Company or any Company Subsidiary in their capacities as such. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

(q)   Insurance Coverage. Except as described in the SEC Documents available on the EDGAR system, the Company and each Company Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses being conducted and the properties owned or leased by the Company and each Company Subsidiary. The Issuer has no reason to believe that the Company will not be able to renew the Company’s and each Company Subsidiary’s existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(r)    Compliance with Nasdaq Continued Listing Requirements. The Common Stock is listed on the Nasdaq. The Company is in compliance with all applicable Nasdaq listing or maintenance requirements. Except as described in the SEC Documents available on the SEC’s EDGAR system, to the Issuer’s Knowledge the Company has not received any written notice with respect to the delisting of the Common Stock from the Nasdaq. Except as disclosed in the SEC Documents, the Issuer has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Stock by Nasdaq in the foreseeable future.

(s)   Bankruptcy. None of the Issuer, the Company or to the Issuer’s Knowledge, any Company Subsidiary has taken any steps to seek protection pursuant to any bankruptcy law nor does the Issuer have any knowledge or reason to believe that its creditors or the creditors of the Company or any Company Subsidiary intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact that would reasonably lead a creditor to do so.

(t)    Compliance. None of the Issuer, the Company or to the Issuer’s Knowledge, any Company Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Issuer, the Company or a Company Subsidiary, as applicable, under), nor has the Issuer, the Company or to the Issuer’s Knowledge, any Company Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any law, statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not, have or reasonably be expected to result in a Material Adverse Effect.

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(u)   Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company or the Issuer. The Issuer shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby in connection with the sale of the Note. None of the Issuer or any of its Affiliates has engaged any placement agent or other agent in connection with the sale of the Note.

(v)   No General Solicitation. None of the Company, the Issuer or any Person acting on their behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offer or sale of the Note.

(w)  Market Stabilization. None of the Company or the Issuer, or, to the Issuer’s Knowledge, any Person acting on behalf of any of the foregoing, has: (i) taken or will take prior to the Closing, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Stock or any security of the Company to facilitate the sale or resale of any of the Securities; (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities; or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(x)    Questionable Payments. Neither the Company nor, to the Issuer’s Knowledge, any of its directors, officers, employees, agents or other Persons acting on behalf of the Company, on behalf of the Company or in connection with its business: (a) has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) has made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) has established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (d) has made any false or fictitious entries on the books and records of the Company; (e) has made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature; or (f) has violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977.

(y)   Internal and Disclosure Controls. The Company and to the Issuer’s Knowledge, each Company Subsidiary maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Management of the Company has: (x) established and implemented disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the Company and the Company Subsidiaries and designed such disclosure controls and procedures to ensure

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that material information relating to the Company, including the Company Subsidiaries, is made known to the certifying officers by others within those entities; and (y) disclosed, based on its most recent evaluation, to the Buyer and the Company’s outside auditors and the audit committee of the Company’s Board of Directors: (1) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data; and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 307(b) of Regulation S-K promulgated by the SEC) or, to the Issuer’s Knowledge, in other factors that could significantly affect the Company’s internal controls. The books, records and accounts of the Company accurately and fairly reflect, in all material respects, the transactions in, and dispositions of, the assets of, and the results of operations of, the Company. The Company maintains and to the Issuer’s Knowledge, will continue to maintain a standard system of accounting established and administered in accordance with GAAP and the applicable requirements of the Exchange Act.

(z)    Independent Accountants. Deloitte Touche Tohmatsu CPA Ltd. is the Company’s independent registered public accounting firm as required by the Exchange Act and the rules and regulations of the SEC thereunder.

(aa)         Investment Company. The Company is not and, after giving effect to the transactions contemplated by the Transaction Documents, will not be, required to register as an “investment company,” as such term is defined in the Investment Company Act of 1940, as amended.

(bb)         Disclosure; No Undisclosed Events, Liabilities, Developments or Circumstances. The Issuer confirms that neither it, nor any other Person acting on its behalf, has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information regarding the Company. All disclosure provided to the Buyer regarding the Issuer and its business furnished by or on behalf of the Issuer is true and correct as of the date hereof and as of the date hereof does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(cc)         Private Resale. Subject to the accuracy of the Buyer’s representations in Section 3 hereof, the offer and sale of the Note by the Issuer to the Buyer is exempt from the registration requirements of the Securities Act.

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(dd)         Ranking of Note. As of the date of this Agreement, the Issuer has no indebtedness for borrowed money.

5.     COVENANTS.

(a)   Best Efforts. Each party hereto shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Section 6 and Section 7 of this Agreement.

(b)   Reporting Status. Until the date on which the Note, or any portion thereof, is not outstanding (the “Reporting Period”), the Issuer shall use its commercially reasonable efforts to cause the Company to timely file all reports required to be filed with the SEC pursuant to the Exchange Act and to not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination, and the Issuer shall use its commercially reasonable efforts to cause the Company to gain and thereafter maintain its eligibility to register the Exchange Shares for resale by the Buyer on Form S-3 as promptly as possible after the date hereof, unless the Board of Directors of the Company determines in good faith that this is not in the best interests of the Company.

(c)   Listing. The Issuer shall use its commercially reasonable efforts to cause the Company to maintain the listing of all of the Registrable Securities upon national securities exchange and automated quotation system, if any, upon which the Common Stock is then listed (subject to official notice of issuance) and to maintain, in accordance with the Note, such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents. The Issuer shall use its commercially reasonable efforts to cause the Company to maintain the Common Stock’s authorization for quotation on Nasdaq. The Issuer shall not, and shall use its commercially reasonable efforts to cause the Company to not, take any action that would be reasonably expected to result in the delisting or suspension of the Common Stock on Nasdaq. The Issuer shall use its commercially reasonable efforts to cause the Company to pay all fees and expenses in connection with satisfying its obligations under this Section 5(c).

(d)   8-K Filing. On or before 5:30 p.m., New York City time, on the first Business Day following the execution date of the Registration Rights Agreement, the Issuer shall use its commercially reasonable efforts to cause the Company to file a Current Report on Form 8-K describing the terms of the transactions contemplated by the Registration Rights Agreement in the form required by the Exchange Act and attaching the Registration Rights Agreement (including all attachments, the “8-K Filing”). Subject to the foregoing, the Issuer shall not, and the Issuer shall use its commercially reasonable efforts to cause the Company and each Company Subsidiary to not, issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Issuer shall use its commercially reasonable efforts to cause the Buyer to be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Notwithstanding anything herein to the contrary, without the prior written consent of the Buyer, the Issuer shall not, and shall use all reasonable efforts to

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cause the Company and each Company Subsidiary and any Affiliate of the Company or Company Subsidiary to not, disclose the name of the Buyer or any Affiliate thereof in any filing, announcement, release or otherwise unless such disclosure is required by applicable law.

(e)   Corporate Existence. During the Reporting Period, the Issuer shall not be party to any Issuer Fundamental Transaction (as defined in the Note) unless the Issuer is in compliance with the applicable provisions governing such Issuer Fundamental Transactions set forth in Section 2(a)(ii) and Section 4(b) of the Note.

(f)    Register. The Issuer shall maintain at its principal executive offices (or, subject to the written approval of the Required Holders, such other office or agency of the Issuer as it may designate by notice to each holder of the Notes), a register for the Note in which the Issuer shall record the name and address of the Person in whose name the Note has been issued (including the name and address of each transferee), the principal amount of Note held by such Person and the number of Exchange Shares issuable upon exchange of the Note, and shall keep the register open and available at all times during business hours for inspection of the Buyer or its legal representatives; provided that the Buyer and its permitted assignees of the Note should bear the reasonable expenses incurred by the Issuer in connection with any such inspection.

(g)   No Carry of Margin Stock. The Issuer shall not use any proceeds from the Note to “carry” any “margin stock,” each as defined in Regulation U.

(h)   Change of “Accredited Investor” Status. The Buyer and its permitted assignees of the Note should promptly inform the Issuer regarding any changes to their respective “accredited investor” (as defined in Rule 501(a) of Regulation D, as amended, under the Securities Act) status as long as it holds any portion of the Note.

(i)    Lock-up Agreement. In the event the Buyer is issued any Exchange Shares during the lock-up period set forth in the lock-up agreement entered into by the Issuer and each of the Company’s directors and executive officers with the underwriters for the first underwritten public offering of shares of Common Stock by the Company pursuant to a registration statement declared effective by the SEC after the date of this Agreement (the “Lock-up Agreement”), the Buyer shall agree to be subject to the terms of such Lock-up Agreement; provided that in the event the underwriters for such offering terminate any Lock-up Agreement or waive any condition or provision of any Lock-up Agreement for the Issuer, the underwriters shall be required to simultaneously terminate Buyer’s lock-up agreement or waive such condition or provision in the Buyer’s lock-up agreement, respectively; and provided further that the lockup period in the Lock-up Agreement shall not extend for a period of more than 180 days from the date of the underwriting agreement for such underwritten public offering.

(j)    Transfer Taxes. The Issuer and the Buyer shall each bear fifty percent (50%) of all documentary, stamp, stamp duty reserve, excise, transfer, sales, excise, use or other similar taxes (other than income or similar taxes) imposed or collected by any governmental or regulatory authority resulting from the sale and transfer of the Note by the Issuer to the Buyer.

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6.     CONDITIONS TO THE ISSUER’S OBLIGATION TO SELL.

The obligation of the Issuer hereunder to issue and sell the Note to the Buyer at the Closing and to take the other actions to be taken by the Issuer at and after the Closing are subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Issuer’s sole benefit and may be waived by the Issuer at any time in its sole discretion by providing the Buyer with prior joint written notice thereof:

(i)            The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Issuer.

(ii)           The Collateral Agent shall have executed and delivered the Pledge Agreement.

(iii)          The Buyer shall have delivered the Purchase Price for the Note to the order of the Issuer pursuant to the instructions attached as Schedule II hereto, by wire transfer of immediately available funds.

(iv)          The representations and warranties of the Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

(v)           The Buyer shall have executed the Cross Receipt, dated as of the Closing Date, in the form of Exhibit D attached hereto, and delivered the same to the Issuer.

7.     CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.

The obligation of the Buyer hereunder to purchase the Note at the Closing and to take the other actions to be taken by the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Issuer with prior written notice thereof:

(i)            Each of the Company and the Issuer shall have duly executed and delivered to the Buyer each of the Transaction Documents to which it is a party.

(ii)           The Buyer shall have received the opinion of Maples and Calder, the Issuer’s outside British Virgin Islands counsel, dated as of the Closing Date, in substantially the form of Exhibit E attached hereto.

(iii)          The Buyer shall have received the opinion of O’Melveny & Myers LLP, the Issuer’s outside U.S. counsel, dated as of the Closing Date, in substantially the form of Exhibit F attached hereto.

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(iv)          The Issuer shall have delivered to the Buyer a certificate evidencing the good standing of the Issuer in the British Virgin Islands as of a date within twenty (20) days prior to the Closing Date.

(v)           The Issuer shall have delivered to the Buyer a certified copy of the Issuer Articles, as certified by the Registrar of Companies of the British Virgin Islands within twenty (20) days prior to the Closing Date.

(vi)          The Issuer shall have delivered to the Buyer a certificate, executed by the director of the Issuer and dated as of the Closing Date, certifying the resolutions adopted by the Issuer’s Board of Directors approving the transactions contemplated by the Transaction Documents, certifying the current versions of the Issuer Articles and certifying as to the signatures and authority of Persons signing the Transaction Documents and related documents on behalf of the Issuer in the form attached hereto as Exhibit G.

(vii)         The Issuer shall have delivered to the Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, certifying the resolutions adopted by the Company’s Board of Directors approving the Registration Rights Agreement and the transactions contemplated thereby, certifying the current versions of the Company Certificate of Incorporation and Company Bylaws and certifying as to the signatures and authority of Persons signing the Transaction Documents and related documents on behalf of the Company in the form attached hereto as Exhibit H.

(viii)        Each representation and warranty of the Issuer, together or individually, shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or a Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date) and the Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it or them at or prior to the Closing Date. The Buyer shall have received a certificate from the Issuer, executed by the director of the Issuer and dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer in the form attached hereto as Exhibit G.

(ix)           The Issuer shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the sale and issuance of the Note and the consummation of the other transactions contemplated by the Transaction Documents to be consummated on or prior to the Closing Date, all of which shall be in full force and effect.

(x)            The shares of Common Stock shall not have been suspended, as of the Closing Date, by the SEC or Nasdaq from trading on Nasdaq nor shall suspension by the SEC or Nasdaq have been threatened, as of the Closing Date, either (A) in writing by the SEC or Nasdaq or (B) by falling below the minimum listing maintenance requirements of Nasdaq.

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(xi)           No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated by the Transaction Documents.

(xii)          The Buyer shall have perfected its security interest in and to the Pledged Collateral (as defined in the Pledge Agreement) to the reasonable satisfaction of the Buyer.

(xiii)         The Issuer shall have delivered to the Collateral Agent (as defined in the Pledge Agreement) the certificates representing the Pledged Stock (as defined in the Pledge Agreement) and the Powers (as defined in the Pledge Agreement).

(xiv)        The Company’s delivery to the Buyer of a written consent and waiver of ABN AMRO Bank N.V., Hong Kong Branch (“ABN”) of all matters set forth in the Registration Rights Agreement pursuant to the Registration Rights Agreement, dated April 19, 2007, by and between the Company and ABN.

(xv)         All financing statements filed in favor of ABN covering shares of Common Stock held by the Issuer shall have terminated in their entirety.

(xvi)        The Company’s delivery to the Buyer of an executed authorization letter of ABN in the form attached hereto as Exhibit I.

(xvii)       The Issuer shall have executed the Cross Receipt, dated as of the Closing Date, in the form of Exhibit D attached hereto, and delivered the same to the Buyer.

8.     TERMINATION. In the event that the Closing shall not have occurred on or before five (5) Business Days from the date hereof, this Agreement shall terminate automatically without further actions from the parties.

9.     MISCELLANEOUS.

(a)   Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees

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that such service shall constitute good and sufficient service of process and notice thereof. The Issuer hereby appoints CT Corporation System, with offices located at 111 Eighth Avenue, New York, NY 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)   Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or a .PDF signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or a .PDF signature.

(c)   Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)   Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(e)   Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyer, the Issuer, their Affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein; and, except as specifically set forth herein or therein, neither the Issuer nor the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Issuer and the Required Holders, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities as applicable; provided, however, that any amendment to this Agreement that adversely or disproportionately affects any particular holder shall require the prior written consent of such holder. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be

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effective to the extent that it applies to less than all of the holders of the applicable Securities then-outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents or holder of Notes, as the case may be. The Issuer has not, directly or indirectly, made any agreements with any holder of the Notes relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Issuer confirms that, except as set forth in this Agreement, the Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company, the Issuer or otherwise.

(f)    Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or electronic mail or other mean reasonably designed to effect delivery with delivery confirmation (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Issuer:

Beams Power Investment Limited
c/o Xiuqing Meng
Shenglong Garden
No. 103 Dongluyuan
Tongzhou District
Beijing, 101101, PRC
Facsimile: +86-10-8959-7470
E-mail: sherrymeng@yahoo.com

With a copy which shall not constitute notice to:

O’Melveny & Myers LLP
37st Floor,
Yintai Center, Office Tower, No.2 Jianguomenwai Avenue
Beijing 100022, China
Attention: David Roberts
Fax: +86-10-6563-4269

If to the Buyer:

Warburg Pincus Private Equity IX, L.P.
c/o Warburg Pincus LLC
466 Lexington Avenue
New York, NY 10017
Attention: Arenare Scott
Fax: (212) 922-0933

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with a copy (for informational purposes only) to:

Paul, Hastings, Janofsky & Walker LLP

19th Floor,

Yintai Center, Office Tower

2 Jianguomenwai Avenue

Beijing 100022, China

Attention: Adam Kearney

Fax: +86-10-8567-5360

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

Any document shall be deemed to have been duly served if marked for the attention of the agent for service of process at its address (as set forth in Section 9(a) hereof) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 9(f) hereof.

If the Issuer’s agent for service of process at any time ceases for any reason to act as such, the Issuer shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer in writing of the name and address of the replacement agent. Failing such appointment and notification, each Buyer shall be entitled by notice to the Issuer to appoint a replacement agent to act on the Issuer’s behalf. The provisions of this Section 9(f) applying to service on an agent for service of process apply equally to service on a replacement agent.

(g)   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes. The Issuer shall not assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including by way of an Issuer Fundamental Transaction (unless the Issuer is in compliance with the applicable provisions governing such Issuer Fundamental Transaction, as set forth in the Note). The Buyer shall not assign or transfer the Note or any portion thereof that, individually or collectively, represents more than U.S.$24,000,000 in principal under the Note; provided that in no event shall the Buyer assign or transfer the Note or any portion thereof to a Company Competitor.

(h)   No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(i)    Survival. Unless this Agreement is terminated under Section 8 hereof, the representations and warranties of the Buyer and the Issuer contained herein and the agreements

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and covenants set forth herein shall survive the Closing and the delivery and exercise of exchange rights on the Note, as applicable.

(j)    Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)   Indemnification.

(i)            In consideration of the Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Issuer’s other obligations under the Transaction Documents, the Issuer shall defend, protect, indemnify and hold harmless the Buyer and its shareholders, partners, members, officers, directors, employees and agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee, at any time during the period commencing on the Closing Date and ending on the 18-month anniversary of the Closing Date, as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Issuer in the Transaction Documents or any other certificate, instrument or document delivered by or on behalf of the Issuer, (b) any breach of any covenant, agreement or obligation of the Issuer contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Note, or (iii) the status of the Buyer or holder of the Securities as a potential investor in the Company pursuant to the transactions contemplated by the Transaction Documents in the case of clause (c)(i), (ii) or (iii), caused directly or indirectly by the willful misconduct or negligence of the Issuer. The Issuer shall not be required to make any indemnification payment pursuant to this Section 9(k) (A) until such time as the total amount of all Indemnified Liabilities (including the Indemnified Liabilities arising from all matters under this Agreement that have been directly or indirectly suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject), exceeds U.S.$300,000; provided that if the total amount of such Indemnified Liabilities exceeds U.S.$300,000, the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of all such Indemnified Liabilities, and not merely the portion of such Indemnified Liabilities exceeding U.S.$300,000; and provided further that the limitation on the indemnification obligations of the Issuer set forth in this sentence shall not apply to (y) any breach arising directly or indirectly from any circumstance of which the Issuer had actual knowledge on or prior to the Closing Date, or (z) any breach of Section 4(u) hereof. The aggregate amount

23

recoverable by Indemnitees for Indemnified Liabilities under the Transaction Documents with respect to claims made by third parties shall in no event exceed U.S.$10,000,000, provided that for the avoidance of doubt, such limitation with respect to indemnification for third-party claims shall not in any manner be construed as limiting amounts recoverable in connection with the Issuer’s other obligations under the Transaction Documents.

(ii)           To the extent that the foregoing undertaking by the Issuer may be unenforceable for any reason, the Issuer shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

(l)    No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m)  Remedies.  The Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, each party hereto recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the other party. Each party therefore agrees that the other party shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

(n)   Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer or a holder of the Note (or any portion thereof) exercises a right, election, demand or option under a Transaction Document and the Company or the Issuer, as applicable, does not timely perform its related obligations within the periods therein provided, then the Buyer or the holder of the Note (or any portion thereof) may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company or the Issuer, as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(o)   Payment Set Aside. To the extent that the Issuer makes a payment or payments to the Buyer or a holder of the Note (or any portion thereof) hereunder or pursuant to any of the other Transaction Documents or the Buyer or the holder of the Note (or any portion thereof) enforces or exercises their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Issuer, a trustee, receiver or any

24

other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(p)   Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in U.S. dollars. All amounts owing under this Agreement or any Transaction Document shall be paid in U.S. dollars. All amounts denominated in other currencies shall be converted in the U.S. dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. dollars pursuant to this Agreement, the U.S. dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

(q)   Judgment Currency.

(i)            If for the purpose of obtaining or enforcing judgment against the Issuer in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(q) referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding;

(1)           the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(2)           the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).

(ii)           If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(q)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii)          Any amount due from the Issuer under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(r)    Costs. Subject to Section 5(j) hereof, each party shall bear its own costs, including attorneys’ fees and expenses, in connection with Transaction Documents and the transactions contemplated thereby, except as otherwise expressly provided herein and therein.

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EXECUTION VERSION

IN WITNESS WHEREOF, the Issuer and the Buyer have caused their respective signature page to this Note Purchase Agreement to be duly executed as of the date first written above.

ISSUER:

BEAMS POWER INVESTMENT LIMITED

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Sole Director

BUYER:

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

I-26

Exhibit 8

THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES IN ACCORDANCE WITH THE TERMS AS SET FORTH HEREIN. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 2(c)(iii) AND 13 HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES DELIVERABLE UPON EXCHANGE HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 2(c)(iii) OF THIS NOTE.

BEAMS POWER INVESTMENT LIMITED

SENIOR EXCHANGEABLE NOTE

Issuance Date: April 23, 2008	Original Principal Amount: U.S.$30,000,000

FOR VALUE RECEIVED, Beams Power Investment Limited, a company with limited liability registered under the BVI Business Companies Act, 2004 (as amended) of the British Virgin Islands (the “Issuer”), hereby promises to pay to Warburg Pincus Private Equity IX, L.P. or its registered assigns (the “Holder”) the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, exchange or otherwise, the “Principal”), any accrued Premium and accrued and unpaid Late Charges pursuant to the terms hereof when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof). Certain capitalized terms used herein are defined in Section 27 hereof.

1                  PAYMENTS OF PRINCIPAL, PREMIUM AND LATE CHARGES. On the Maturity Date, the Issuer shall pay to the Holder an amount in cash representing all outstanding Principal and Premium. The “Maturity Date” shall be April 23, 2011 as may be extended at the option of the Holder through the date that is ten (10) Business Days after the consummation of a Change of Control in the event that (i) a Change of Control is publicly announced, (ii) the Company has entered into a definitive agreement regarding a Change of Control, or (iii) a Corporate Transaction Notice (as defined in Section 4(a)) with respect to such Change of Control is delivered prior to such time; provided that the Maturity Date as extended should in no event be later than the day immediately preceding the consummation date of such Change of Control as long as the Holder has received written notice from the Issuer or has actual knowledge of such

Change of Control at least fifteen (15) days prior to the consummation thereof; and provided further that, notwithstanding anything to the contrary contained herein, there should be no Premium accrued for the extension period. The Issuer may not prepay any portion of the outstanding Principal or Premium. This Senior Exchangeable Note (as may be amended, supplemented, restated or otherwise modified from time to time, the “Note”), shall not bear any interest (other than Premium and Late Charges).

2                                          EXCHANGE OF NOTE. This Note shall be exchangeable for fully paid and non-assessable shares of common stock of Synutra International, Inc., a Delaware Corporation (the “Company”), par value $0.0001 per share (the “Common Stock”), held by the Issuer, on the terms and conditions set forth in this Section 2.

(a)                                  Exchange Right. At any time during the period (x) beginning on the earlier to occur of (i) the Offering Date and (ii) October 31, 2008 (such earlier date, the “Primary Exchange Right Date”) and (y) ending at the Close of Business on the Maturity Date, the Holder may surrender this Note, in whole or in part, for exchange at the Exchange Price (as defined in Section 2(b)(ii)) then in effect. In the event any of the conditions set forth in clauses (i), (ii) or (iii) of Section 2(a) is satisfied prior to the Primary Exchange Right Date, the Holder may surrender this Note, in whole or in part, for exchange at the Exchange Price prior to the Primary Exchange Right Date:

(i)                                     If the Company elects to distribute to all or substantially all holders of Common Stock:

(1)                                  rights (including rights under a stockholder rights agreement, but only following the distribution of separate certificates evidencing such rights), warrants or options entitling them to purchase for a period expiring within sixty (60) days of the date of distribution, shares of its Common Stock at less than the Market Price for the seven (7) consecutive Trading Day period ending on the Trading Day immediately preceding the announcement date for such distribution; or

(2)                                  cash, assets, debt securities or other evidence of Indebtedness or rights or warrants to purchase its securities, which distribution has a per share value exceeding the Market Price of one share of its Common Stock for the seven (7) consecutive Trading Day period ending on the Trading Day immediately preceding the announcement date for such distribution.

If the Holder or a Holder Affiliate does not have a designee serving on the board of directors of the Company at the time the Company’s Board of Directors formally approves such distribution, the Issuer shall notify the Holder at least ten (10) Trading Days prior to the Ex Date for any such distribution, provided that if the Company distributes separate certificates evidencing rights pursuant to a stockholder rights agreement, the Issuer shall notify the Holder on the Business Day after the Company is required to give notice generally to its stockholders pursuant to such stockholder rights agreement if such date is less than ten (10) Trading Days prior to the Ex Date. Once the Issuer has given such notice, the Holder may surrender this Note, in whole or in part, for exchange at any time until the earlier of the Close of Business on the Business Day prior to such Ex Date or the Company’s announcement that such distribution will not take place. Notwithstanding the foregoing, this provision shall not apply if the Holder otherwise will be entitled to participate in the distribution on an as-exchanged basis (assuming for such purposes that exchange was made solely into shares of Common Stock at the then–applicable Exchange Price) without the exchange of such Holder’s Common Stock. The provisions of this Section 2(a)(i) shall apply similarly and equally to successive distributions; or

(ii)                                  In the event of a Change of Control or Issuer Fundamental Transaction (either event, a “Corporate Transaction”), the Holder may surrender the Note, in whole or in part, for exchange from and after the date which is ten (10) Trading Days prior to the effective date of the Corporate Transaction but in any event (i) prior to the effective date of the Corporate Transaction if the Issuer gives notice of such Corporate Transaction to the Holder or the Holder has actual knowledge of such Corporate Transaction, and (ii) otherwise, within ten (10) Trading Days after the Holder has actual knowledge of such Corporate Transaction regardless whether the Corporate Transaction was consummated prior to such time. The provisions of this Section 2(a)(ii) shall apply similarly and equally to successive Corporate Transactions. The Issuer shall give notice in writing to the Holder of a Corporate Transaction no later than ten (10) Trading Days prior to the anticipated effective date of a Corporate Transaction that the Issuer knows or should know, after reasonable investigation, will occur. If the Issuer does not know, and should not know, after reasonable investigation, that a Corporate Transaction will occur until a date that is within ten (10) Trading Days before the anticipated effective date of such Corporate Transaction, the Issuer shall give notice in writing to the Holder of the Corporate Transaction as soon as practicable but in any event no later than two (2) Trading Days after the Issuer has knowledge of such Corporate Transaction; or

(iii)                               Upon an Event of Default entitling the Holder to issue an Event of Default Redemption Notice in accordance with Section 3(b) hereof.

(b)                                 Exchangeable Shares. The number of shares of Common Stock transferable upon exchange of the Exchange Amount pursuant to Section 2(a) hereof shall be determined by dividing (x) such Exchange Amount by (y) the Exchange Price.

(i)                                           “Exchange Amount” means the portion of the Principal to be exchanged or otherwise with respect to which this determination is being made.

(ii)                                        “Exchange Price” means (A) 130% of either (i) the Offering Price, if an Offering closes no later than October 31, 2008 or (ii) in the event that an Offering has not closed by October 31, 2008, the Weighted Average Price of the Common Stock for the sixty (60)-Trading Day period ending on October 31, 2008, subject to the adjustments in accordance with Section 6 hereof; or (B) in the event that the Holder exercises its exchange right prior to October 31, 2008 or the Offering pursuant to Section 2(a) hereof, 130% of the Weighted Average Price of the Common Stock for the sixty (60)-Trading Day period ending on the Trading Day immediately preceding the date that the Holder delivers the Exchange Notice (as defined below) subject to the adjustments in accordance with Section 6 hereof, provided that, in the case of clause (A) or (B) above, in the event that the Exchange Price as calculated in accordance with the foregoing falls below the floor of the Exchange Price Band or exceeds the cap of the Exchange Price Band, the Exchange Price shall equal such floor or cap, respectively.

(iii)                                     “Exchange Price Band” means (in all cases, subject to adjustment as provided herein) a minimum of U.S.$30.00 per share and a maximum of U.S.$40.00 per share.

(c)                                  Mechanics of Exchange.

(i)                                           Optional Exchange. To exchange any Exchange Amount into shares of Common Stock (the “Exchanged Shares”) on a date (an “Exchange Date”) in accordance with Section 2(a) hereof, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of exchange in the form attached hereto as Exhibit I (the “Exchange Notice”) to the Issuer and (B) surrender this Note to a common carrier for delivery to the Issuer as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the third (3rd) Business Day following the date of receipt of an Exchange Notice and the Note, the Issuer shall transmit by facsimile a confirmation of receipt of such Exchange Notice and the Note to the Holder and the Company’s transfer agent (the “Transfer Agent”) and the Collateral Agent. The Issuer shall instruct the Transfer Agent and the Collateral Agent to effect the transfer to the Holder of the number of the Exchanged Shares to which the Holder shall be entitled upon exchange under Section 2(b) hereof, and to issue and deliver to the address as specified in the Exchange Notice, a certificate, registered in the name of the Holder or its designee, for the number of the Exchanged Shares to which the Holder shall be entitled upon exchange under Section 2(b) hereof, as soon as possible and, (i) if the Transfer Agent does not require an opinion of counsel, within seven (7) Business Days following the Issuer’s receipt of an Exchange Notice and (ii) otherwise within ten (10) Business Days following the Issuer’s receipt of an Exchange Notice. In the event the Transfer Agent requires any opinion of counsel in connection with the delivery of the Exchanged Shares pursuant to this Section 2(c), the Issuer shall procure its counsel to promptly deliver an opinion to the Transfer Agent, in a form and substance required by the Transfer Agent in connection with such delivery, with a copy to the Holder. If the Exchange Amount is less than the outstanding Principal, the Issuer shall as soon as practicable and in no event later than five (5) Business Days after receipt of this Note and at the Holder’s expense, issue and deliver to the Holder a new Note (in accordance with Section 13(d)) representing the outstanding Principal not exchanged. The Person or Persons entitled to receive the Exchanged Shares upon an exchange of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Exchange Date.

(ii)                      Registration; Book-Entry. The Issuer shall maintain a register (the “Register”) for the recordation of the names and addresses of the Holder and the holders of each Other Note (as defined in Section 13(d) hereof) (each an “Other Holder,” collectively with the Holder, the “Holders”) and the principal amount of the Notes held by the Holder and Other Holders. The Issuer and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of Principal hereunder, notwithstanding notice to the contrary. A Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign or sell all or any part of a Note by the Holder in accordance with Section 12 hereof, the Issuer shall record the information contained therein in the Register and issue one or more new Notes in the same aggregate principal amount as the principal amount of the surrendered Note to the permitted designated assignee or transferee pursuant to Section 13 hereof; provided that the Holder shall bear the reasonable expenses incurred by the Issuer in connection therewith.

(iii)                                     Pro Rata Exchange. In the event that the Issuer receives an Exchange Notice from more than one holder of Notes on the same Exchange Date and the Issuer can exchange some, but not all, of such portions of the Notes submitted for exchange, the Issuer shall exchange from each holder of Notes electing to have Notes exchanged on such date a pro rata amount of such Holder’s portion of its Notes submitted for exchange based on the principal amount of Notes submitted for exchange on such date by such holder relative to the aggregate Principal amount of all Notes submitted for exchange on such date.

(iv)                                    Disputes. In the event of a dispute as to the number of the Exchanged Shares transferable to the Holder in connection with an exchange of this Note, the Issuer shall transfer to the Holder the number of the Exchanged Shares not in dispute and resolve such dispute in accordance with Section 18 hereof.

(v)                                 Cash shall be paid by the Issuer in lieu of any fractional shares otherwise transferable upon exchange of the Note based upon the applicable Exchange Price relating to such exchange.

3                                          RIGHTS UPON EVENT OF DEFAULT.

(a)                                  Event of Default. Each of the following events, occurring individually or together, shall constitute an “Event of Default”:

(i)                                           the suspension from trading or failure of the Common Stock to be listed on an Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

(ii)                                        the Issuer’s failure to pay to the Holder any amount of Principal, Premium, Late Charges, or other amounts when and as due under this Note (including, without limitation, the Issuer’s failure to pay any redemption amounts hereunder) or failure to transfer any Exchanged Shares when and as required under this Note, except, in the case of a failure to (i) transfer the Exchanged Shares, only if such failure continues for a period of at least five (5) Business Days, and (ii) pay Late Charges when and as due, only if such failure continues for a period of at least ten (10) Business Days;

(iii)                                     any default in the payment of amounts when due (including the passage of any applicable grace period) under, or acceleration prior to maturity of, any indebtedness for borrowed money in excess of U.S.$30,000,000 of the Issuer, or U.S.$50,000,000 of the Company or any Company Subsidiary;

(iv)                                    the Issuer, the Company or any Company Subsidiary, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, “Bankruptcy Law”), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a “Custodian”), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

(v)                                       a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Issuer, the Company or any Company Subsidiary in an involuntary case, (B) appoints a Custodian of the Issuer, the Company or any Company Subsidiary, or (C) orders the liquidation of the Issuer, the Company or any Company Subsidiary, and such event described in this clause (v) shall continue for 60 days unless dismissed, bonded or discharged;

(vi)                                    other than as specifically set forth in another clause of this Section 3(a), the breach or default by the Issuer in the observance or performance of any covenant or other obligation of any Transaction Document, which breach or default continues for a period of ten (10) Business Days after the Issuer has received from Holders constituting at least the Required Holders written notice specifying such default and demanding such default be remedied; or

(vii)                                 failure by the Issuer to give written notice to the Holders of the occurrence of an Event of Default in accordance with Section 3(b)  hereof.

(b)                                 Event of Default Redemption. Upon the occurrence of an Event of Default with respect to this Note or an event that with notice or passage of time or both would constitute or otherwise result in an Event of Default, the Issuer shall within the earlier to occur of (A) five (5) Business Days of such Event of Default or other event, and (B) two (2) Business Days after Issuer has actual knowledge of such Event of Default or other event, deliver written notice thereof via facsimile and overnight courier to the Holder. At any time after an Event of Default, the Holder may require the Issuer to redeem all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Issuer, which Event of Default Redemption Notice shall indicate the Principal amount of this Note the Holder is electing to require the Issuer to redeem (the “Redemption Amount”). Redemptions required by this Section 3(b) shall be made in accordance with the provisions of Section 8. To the extent redemptions required by this Section 3(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Issuer, such redemptions shall be deemed to be voluntary prepayments with the Holder’s consent. The parties hereto agree that in the event of the Issuer’s redemption of any portion of the Note under this Section 3(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Redemption Price and Late Charges, if any, due under this Section 3(b) are intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. Notwithstanding the foregoing, the consent of the Required Holders shall be required for the issuance by any Holder of an Event of Default Redemption Notice triggered solely by an event under either Section 3(a)(i)

hereof, Section 3(a)(iii) hereof, Section 3(a)(iv) hereof (only if such event relates solely to a subsidiary of the Company that is not a Company Subsidiary), Section 3(a)(v) hereof (only if such event relates solely to a subsidiary of the Company that is not a Company Subsidiary), or Section 3(a)(vi) hereof.

4                                          REDEMPTION RIGHT UPON CHANGE OF CONTROL; CORPORATE TRANSACTION.

(a)          Corporate Transaction Redemption Right. No earlier than fifteen (15) days nor later than ten (10) days prior to the consummation of a Corporate Transaction, but in any event not prior to the public announcement of such Corporate Transaction, to the extent known by the Issuer, the Issuer shall deliver written notice thereof via facsimile and overnight courier to the Holder (a “Corporate Transaction Notice”). The Holder may require the Issuer to redeem all or any portion of this Note by delivering written notice thereof (“Corporate Transaction Redemption Notice”) to the Issuer by no later than the last to occur of (i) the Business Day prior to the consummation of the Corporate Transaction, and (ii) two (2) Business Days after Corporate Transaction Notice given by the Issuer to the Holders. The Corporate Transaction Redemption Notice shall indicate the Redemption Amount. Redemptions required by this Section 4(a) shall be made in accordance with the provisions of Section 8 hereof. To the extent redemptions required by this Section 4 are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Issuer, such redemptions shall be deemed to be voluntary prepayments with the Holder’s consent. The parties hereto agree that in the event of the Issuer’s redemption of any portion of the Note under this Section 4, the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, the Redemption Price and any Late Charges, if any, due under this Section 4 are intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

(b)         Assumption. The Issuer shall not enter into or be party to an Issuer Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Issuer under this Note and the other Transaction Documents in accordance with the provisions of this Section 4(b), including without limitation, the due and punctual payment of the Principal, Premium and Late Charges when due, and the performance of each of the obligations of the Issuer under the Transaction Documents. Upon the occurrence of any Issuer Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Issuer Fundamental Transaction, the provisions of this Note referring to the “Issuer” shall refer instead to the Successor Entity), and may exercise every right and power of the Issuer and shall assume all of the obligations of the Issuer under this Note with the same effect as if such Successor Entity had been named as the Issuer herein. The provisions of this Section 4(b) shall apply similarly and equally to successive Issuer Fundamental Transactions.

5                                          OTHER CORPORATE EVENTS. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Change of Control pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Issuer shall make appropriate provision to insure that the Holder will enjoy and be entitled to receive the same securities and rights upon exchange of the Note as other holders of shares of Common Stock are entitled to, had the Holder exchanged the Note for the shares of Common Stock immediately prior to the consummation of such Corporate Event (without taking into account any limitations or restrictions on the exchangeability of this Note). The provisions of this Section 5 shall apply similarly and equally to successive Corporate Events.

6                                          EXCHANGE PRICE AND EXCHANGE PRICE BAND ADJUSTMENTS

The Exchange Price and Exchange Price Band shall be adjusted from time to time by the Issuer as follows:

(a)          Stock Dividend; Stock Split. In the event the Company shall issue shares of its Common Stock as a dividend or distribution on its Common Stock, then the Exchange Price and the floor and cap of the Exchange Price Band shall be decreased by multiplying them by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding at the Close of Business on the Record Date for such dividend or distribution; and (B) the denominator of which shall be the sum of (I) the number of shares of Common Stock outstanding at the Close of Business on such Record Date, plus (II) the total number of shares of Common Stock constituting such dividend or distribution.  If any dividend or distribution of the type described above is declared but not so paid or made, the Exchange Price and Exchange Price Band shall again be adjusted to the Exchange Price and Exchange Price Band that would then be in effect if such dividend or distribution had not been paid. In case outstanding shares of Common Stock shall be subdivided or reclassified into a greater number of shares of Common Stock, the Exchange Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective and the Exchange Price Band floor and cap shall be proportionately reduced; and conversely, in case outstanding shares of Common Stock shall be combined or reclassified into a smaller number of shares of Common Stock, the Exchange Price in effect at the opening of business on the day immediately following the day upon which such combination or reclassification becomes effective and the Exchange Price Band floor and cap shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of the first Business Day following the day upon which such subdivision or combination becomes effective. Any adjustment required to be made pursuant to this Section 6(a) shall be made successively whenever any such Common Stock dividend, distribution or stock split is made by the Company.

(b)         Rights Issues. In case the Company shall issue rights, warrants or other securities to all or substantially all holders of its Common Stock entitling them for a period of not more than sixty (60) calendar days to subscribe for or purchase shares of Common Stock at a price per share less than the Market Price for the seven (7) consecutive Trading Days period ending on the Record Date for such issuance (other than a distribution of rights pursuant to any shareholder rights plan), the Exchange Price and the floor and cap of the Exchange Price Band shall be decreased by multiplying them, as in effect immediately prior to the Close of Business on such Record Date for the issuance of such rights, warrants or other securities, by a fraction of which (A) the numerator shall be the sum of (I) number of shares of Common Stock outstanding (excluding shares held in the treasury of the Company) at the Close of Business on such Record Date plus (II) the number of shares of Common Stock which the aggregate exercise, conversion, exchange or other price at which the shares of Common Stock underlying all such issued rights, warrants or other securities (whether by exercise, conversion, exchange or otherwise) may be subscribed for or purchased pursuant to such rights, warrants or other securities would purchase at the Market Price for the seven (7) consecutive Trading Days period ending on the Record Date (the “Underlying Shares”); and (B) the denominator shall be the sum of (i) the number of shares of Common Stock outstanding at the Close of Business on such Record Date plus (ii) the aggregate number of Underlying Shares. Such decrease shall become effective immediately prior to the opening of business on the first Business Day following such Record Date. In no event shall the Exchange Price or the floor or cap of the Exchange Price Band be increased pursuant to this Section 6(b). To the extent that all such rights, warrants or other securities expire or are redeemed without being exercised, the Exchange Price and Exchange Price Band shall again be adjusted to be the Exchange Price and Exchange Price Band which would then be in effect if such rights, warrants or other securities had not been issued. Any adjustment required to be made pursuant to this Section 6(b) shall be made successively whenever any such rights, warrants or other securities are issued by the Company.

(c)          In-kind Distributions.  In case the Company shall distribute to all or substantially all holders of its Common Stock any shares of capital stock of the Company, evidences of Indebtedness or other non-cash assets, or rights or warrants (excluding (i) dividends, distributions and rights or warrants referred to in Section 6(a) or 6(b) hereof, and (ii) distributions referred to in Section 6(e) hereof), the Exchange Price and the floor and cap of the Exchange Price Band shall be decreased by multiplying them by a fraction of which (A) the numerator shall be an amount equal to (I) such Market Price less (II) the fair market value on such Ex Date (as determined in good faith by the Issuer’s Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by a resolution thereof and an executed certificate of an officer of the Issuer delivered to the Holder) of the portion of the capital stock, evidences of indebtedness or other non-cash assets so distributed or of such rights or warrants applicable to one share of Common Stock (determined on the basis of the number of shares of Common Stock outstanding at the Close of Business on the Record Date for such in-kind distribution); and (B) the denominator shall be the Market Price for the seven (7) consecutive Trading Days period ending on such Ex Date. In no event shall the Exchange Price or the floor or cap of the Exchange Price Band be increased pursuant to this Section 6(c). Such adjustment (if any) shall be made successively whenever any such distribution is made and shall become effective immediately after Record Date for such distribution. Notwithstanding anything to the contrary contained herein, no adjustment should be made if the Holder exercises the exchange right pursuant to Section 2(a)(i)(2) hereof.

(d)         Cash Dividends. In case the Company shall dividend or distribute cash to all holders of Common Stock (other than in connection with a liquidation, dissolution or winding up of the Company or a distribution requiring an adjustment to the Exchange Price and Exchange Price Band pursuant to Section 6(e) below) at a per share amount greater than 2% of Market Price of one share of the Common Stock, for the seven (7) consecutive Trading Days period ending on the date immediately preceding the Ex Date for such cash dividend or distribution, the Exchange Price and the floor and cap of the Exchange Price Band shall be decreased by multiplying them by a fraction (A) the numerator of which shall be an amount equal to (I) the Market Price of one share of the Common Stock for the seven (7) consecutive Trading Days period ending on the date immediately preceding the Ex Date for such cash dividend or distribution less (II) the amount per share of Common Stock of such cash dividend or distribution;

and (B) the denominator of which shall be such Market Price; provided that any adjustment which by reason of this Section 6(d) is not required to be made shall be carried forward and taken into account in subsequent adjustments. In no event shall the Exchange Price or the floor or cap of the Exchange Price Band be increased pursuant to this Section 6(d). Any adjustment required to be made pursuant to this Section 6(d) shall be made successively whenever any such cash dividends or distributions are made by the Company.

(e)          Tender and Exchange Offers. In case the Company or any Company Subsidiary shall distribute cash or other consideration in respect of a tender offer or exchange offer made by the Company or any Company Subsidiary for all or any portion of the Common Stock where the sum of the aggregate amount of such cash distributed and the aggregate fair market value (as determined in good faith by the Issuer’s Board of Directors and an executed certificate of an officer of the Issuer delivered to the Holder, whose determination shall be conclusive and set forth in a resolution of the Issuer’s Board of Directors), as of the Expiration Date (as defined below), of such other consideration distributed (such sum, the “Aggregate Amount”) expressed as an amount per share of Common Stock validly tendered or exchanged, and accepted for purchase, pursuant to such tender offer or exchange offer as of the Expiration Time (as defined below) (such tendered or exchanged shares of Common Stock, the “Purchased Shares”) exceeds 102% of the Market Price for the seven (7) consecutive Trading Days period ending on the first Trading Day immediately following the last date (such last date, the “Expiration Date”) on which tenders or exchanges could have been made pursuant to such tender offer or exchange offer (as the same may be amended through the Expiration Time), then the Exchange Price and the floor and cap of the Exchange Price Band shall be decreased by multiplying them by a fraction (A) the numerator of which is equal to the product of (Y) the number of shares of Common Stock outstanding as of the last time at which tenders or exchanges could have been made pursuant to such tender offer or exchange offer (excluding Purchased Shares) (the “Expiration Time”) and (Z) the Market Price for the seven (7) consecutive Trading Days period ending on the Expiration Date; and (B) the denominator of which is equal to the sum of (I) the Aggregate Amount and (II) the product of (a) the Market Price per share for the seven (7) consecutive Trading Days period ending on the Expiration Date and (b) an amount equal to the number of shares of Common Stock outstanding as of the Expiration Time. A decrease, if any, to the Exchange Price and Exchange Price Band, respectively, pursuant to this Section 6(e) hereof shall become effective immediately prior to the opening of business on the Expiration Date. In the event that the Company or any Company Subsidiary is obligated to purchase shares of Common Stock pursuant to any such tender offer or exchange offer, but the Company or such Company Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Exchange Price and Exchange Price Band shall again be adjusted to be the Exchange Price and Exchange Price Band which would then be in effect if such tender offer or exchange offer had not been made. If the application of this Section 6(e) hereof to any tender offer or exchange offer would result in an increase in the Exchange Price or the floor and cap of the Exchange Price Band, no adjustment shall be made for such tender offer or exchange offer under this Section 6(e) or otherwise.

(f)            No Adjustment. No adjustment in the Exchange Price or Exchange Price Band shall be required under this Section 6 unless the adjustment would result in a change in the Exchange Price and Exchange Price Band of at least 0.5%; provided, however, that any adjustment which by reason of this Section 6(f) is not required to be made shall be carried forward and taken into account in subsequent adjustments and in connection with any exchange of the Note. All calculations under this Section 6 shall be made to the nearest 1/100th of a cent or to the nearest 1/100th of a share, as the case may be. No adjustment in the Exchange Price or Exchange Price Band need be made for (i) the issuance of any shares of Common Stock or Options pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any Company Subsidiary, or (ii) upon the issuance of any shares of Common Stock pursuant to any Options or Convertible Security outstanding as of the Closing Date. In the event that (A) an adjustment pursuant to any event set forth in Section 6(a) through 6(e) or any other events not expressly provided hereunder is made prior to the date on which the Exchange Price is fixed (whether by the closing of the Offering, the arrival of October 31, 2008 or the exercise of exchange rights prior to either the Offering or October 31, 2008) and (B) the date on which the Exchange Price is fixed either (i) is the Offering Date or (ii) falls at least sixty (60) Trading Days after the Ex Date or other date of the event giving rise to such adjustment, then such adjustment shall not be applied. In the event that (X) an adjustment pursuant to any event set forth in Section 6(a) through 6(e) or any other events not expressly provided hereunder is made prior to the date on which the Exchange Price is fixed, (Y) the Exchange Price is fixed by reference to the Weighted Average Price of the Common Stock for a sixty (60) Trading Day period and (Z) the date on which the Exchange Price is fixed falls less than sixty (60) Trading Days after the Ex Date or other date of the event giving rise to such adjustment, then the magnitude of such adjustment shall be reduced by multiplying it by a fraction with the numerator equal to the number of Trading Days in the sixty (60) Trading Day reference period falling prior to such Ex Date or other date of the event giving rise to the adjustment and the denominator equal to 60.

(g)         Other Events. If any event occurs of the type and effect contemplated by the provisions of this Section 6 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features with diluting effect similar to those contemplated above), then the Issuer’s Board of Directors will make an appropriate adjustment in the Exchange Price and floor and cap of the Exchange Price Band as to protect the exchange right of the Holder without dilution under this Note; provided that no such adjustment will increase the Exchange Price or the floor or cap of the Exchange Price Band as otherwise determined pursuant to this Section 6(g).

7                  NONCIRCUMVENTION. The Issuer hereby covenants and agrees that the Issuer will not, by amendment of its Memorandum of Articles and Association of Articles, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

8                                          REDEMPTIONS.

(a)                                  Mechanics. If the Holder has submitted an Event of Default Redemption Notice in accordance with Section 3(b) hereof, the Redemption Amount of the Note shall be redeemed by the Issuer, within ten (10) Business Days after the Issuer’s receipt of the Holder’s Event of Default Redemption Notice, by delivery of cash at the applicable Redemption Price.  If the Holder has submitted a Corporate Transaction Redemption Notice in accordance with

Section 4(a) hereof, the Redemption Amount of the Note shall be redeemed by the Issuer by delivery of cash at the applicable Redemption Price deliverable (I) concurrently with the consummation of such Corporate Transaction if the Corporate Transaction Redemption Notice is received by the Issuer prior to the consummation of such Corporate Transaction and (II) subject to clause (ii) of Section 2(a) hereof, within ten (10) Business Days after the Issuer’s receipt of such notice otherwise. In the event of a redemption of less than the outstanding Principal and Premium of this Note, the Issuer shall promptly cause to be issued and delivered to the Holder, at the Holder’s expense, a new Note (in accordance with Section 13(d) hereof) representing the outstanding Principal that has not been redeemed. In the event that the Issuer does not pay the applicable Redemption Price to the Holder within the time period required under this Section 8(a), at any time thereafter and until the Issuer pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Issuer to promptly return to the Holder all or any portion of this Note representing the Redemption Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid by submitting a notice in writing to the Issuer (the “Redemption Rescission Notice”). Upon the Issuer’s receipt of such Redemption Rescission Notice, (x) the applicable Redemption Notice shall be null and void with respect to the Redemption Amount, (y) the Issuer shall immediately return all or any portion of this Note representing the Redemption Amount, and (z) the Exchange Price for the Redemption Amount of the Note shall be adjusted to the lesser of (A) the Exchange Price as in effect on the date on which the applicable Redemption Notice is voided and (B) the lowest Closing Sale Price of the Common Stock during the period beginning on and including the date on which the applicable Redemption Notice is delivered to the Issuer and ending on and including the date of the Redemption Rescission Notice. The Holder’s delivery of a Redemption Rescission Notice and exercise of its rights following such notice shall not affect the Issuer’s obligation to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Redemption Price subject to such notice.

(b)                                 Redemption by Other Holders. Upon the Issuer’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 3, Section 4 or Section 8 hereof in accordance with the terms set forth therein (each, an “Other Redemption Notice”), the Issuer shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Issuer receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is three (3) Business Days prior to the Issuer’s receipt of the Holder’s Redemption Notice and ending on and including the date which is three (3) Business Days after the Issuer’s receipt of the Holder’s Redemption Notice and the Issuer is unable to redeem all amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Issuer shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Issuer during such seven (7) Business Day period.

9                                          VOTING RIGHTS. The Holder shall have no voting rights solely as the holder of this Note, except as required by law, including, but not limited to, the Delaware General Corporation Law, and as expressly provided in this Note or the Pledge Agreement.

10                                    COVENANTS.

(a)                                  Rank.                  The Issuer shall cause all payments due under this Note to rank (a) pari passu with all Other Notes and (b) and no less than pari passu with any unsecured creditors and any unsecured senior securities representing Indebtedness.

(b)                                 Incurrence of Indebtedness. So long as any amount due under this Note is outstanding, the Issuer and its Restricted Subsidiaries shall not incur or guarantee, assume or suffer to exist any Indebtedness other than (i) any Indebtedness existing as of the Closing Date, which has been disclosed by the Issuer to the Holder in writing and (ii) any Indebtedness incurred by the Issuer or its Restricted Subsidiaries that is subordinated to the Note in right of payment in respect of principal (or premium, if any) thereof or interest thereon.

(c)                                  Existence of Liens. So long as this Note is outstanding, the Issuer and its Restricted Subsidiaries shall not allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance (collectively, “Liens”) upon or in any of the Pledged Collateral (as defined in the Pledge Agreement) other than pursuant to the Pledge Agreement.

(d)                                 Restricted Payments. The Issuer and its Restricted Subsidiaries shall not, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness subordinated to the Note, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time, with or without notice, and without being cured, would constitute an Event of Default has occurred and is continuing.

(e)                                  Change in Nature of Business. The Issuer shall not engage in any transactions or activities not directly related to the holding of Common Stock or investments in other securities or interests in the Company or other entities; provided that any transaction not violating any other covenant contained in this Section 10 does not violate this clause 10(e).

(f)            Preservation of Existence, Etc. The Issuer shall maintain and preserve, and cause each of its Restricted Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each such Restricted Subsidiary to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(g)                                 Additional Securities. So long as the Holder beneficially owns the Note, the Issuer shall not sell or otherwise transfer shares of Common Stock such that after giving effect to any such transfer, the Issuer would not own shares of Common Stock free and clear of encumbrances (other than the Lien of the Pledge Agreement) in a number sufficient to satisfy the then-existing exchange requirement under Section 2 hereof.

(h)         Conduct of Business. The business of the Issuer shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect (as defined in the Note Purchase Agreement).

11                                    VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. No consideration shall be offered or paid to any holder of Notes to amend or consent to a waiver or modification of the Notes unless the same consideration also is offered to all holders of the Notes.

12                                    TRANSFER. The Note shall be freely transferable, provided that (i) the transferee shall have delivered a representation letter to the Issuer regarding its accredited investor status in the form reasonably satisfactory to the Issuer, and an instrument of accession joining each of the Transaction Documents other than the Note as a party, assuming all the obligations and rights of the Holder with respect to the portion of the Note transferred, and (ii) the Note may not be transferred to a Company Competitor.

13                                    REISSUANCE OF THIS NOTE.

(a)                                  Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Issuer, whereupon the Issuer will forthwith issue and deliver upon the order of the Holder (i) a new Note (in accordance with Section 13(d) hereof), registered as the Holder may request, representing the outstanding Principal (including Premium allocable thereto) being transferred by the Holder and, (ii) if less than the entire outstanding Principal (including Premium allocable thereto) is being transferred, a new Note (in accordance with Section 13(d) hereof) to the Holder representing the outstanding Principal not being transferred; provided that the Holder shall bear all expenses (including reasonable legal fees) incurred by the Issuer in connection with the transfer. The Holder and any permitted assignee, by acceptance of this Note, acknowledge and agree that following exchange or redemption of any portion of this Note, the outstanding Principal represented by this Note would be less than the Principal stated on the face of this Note.

(b)                                 Lost, Stolen or Mutilated Note. Upon receipt by the Issuer of evidence reasonably satisfactory to the Issuer of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Issuer in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Issuer shall execute and deliver to the Holder a new Note (in accordance with Section 13(d) hereof) representing the outstanding Principal at the Holder’s expense.

(c)          Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Issuer, for a new Note or Notes (in accordance with Section 13(d) hereof and in principal amounts of at least $2,000,000) representing in the aggregate the outstanding Principal of this Note at the Holder’s expense, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d)           Issuance of New Notes. Whenever the Issuer is required to issue a new note pursuant to the terms of this Note (each such new note, an “Other Note” and, collectively with the Note, the “Notes”), such Other Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 13(a) hereof or Section 13(d) hereof, the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Late Charges, if any, on the amounts due under this Note, from the Closing Date. The Holder shall bear all reasonable expenses (including reasonable legal fees) incurred by the Issuer in connection with or arising out of the issuance of such new Notes, including without limitation, the expenses in relation to the satisfaction of the notification requirements by the Issuer under the new Notes.

14            REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Issuer to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, exchange and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Issuer (or the performance thereof). The Issuer acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Issuer therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

15            PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding and the Holder is awarded favorable relief under such legal proceedings, or (b) there occurs any bankruptcy, reorganization, receivership of the Issuer or other proceedings affecting Issuer creditors’ rights and involving a claim under this Note, then the Issuer shall pay the documented costs directly incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, reasonable attorneys’ fees and disbursements.

16            CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Issuer and the Buyer (as defined in the Note Purchase Agreement) and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

17            FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

18            DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Market Price, the Closing Sale Price or the Weighted Average Price or the arithmetic calculation of the Exchange Price, any Redemption Price or the Exchange Price Band, the Issuer shall submit the disputed determinations or arithmetic calculations via facsimile within ten (10) Business Days of receipt, or deemed receipt, of the Exchange Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Issuer are unable to agree upon such determination or calculation within ten (10) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Issuer shall, within ten (10) Business Days thereafter, submit via facsimile (a) the disputed determination of the Market Price, the Closing Sale Price or the Weighted Average Price, as applicable, to an independent, reputable investment bank selected by mutual agreement of the Issuer and the Holder, or (b) the disputed arithmetic calculation of the Exchange Price, any Redemption Price or the Exchange Price Band to an independent, outside accountant of national standing selected by mutual agreement of the Issuer and the Holder; provided that such accountant shall not be a current or a former accountant of the Company, any Company Subsidiary, the Issuer, any Issuer Subsidiary or the Holder or the affiliates of the Holder. The Issuer, at the Issuer’s expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Issuer and the Holder of the results no later than five (5) Business Days from the time such investment bank or accountant, as applicable, receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error, willful misconduct or gross negligence.

19            NOTICES; PAYMENTS.

(a)           Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 10(f) of the Note Purchase Agreement. The Issuer shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Issuer will give written notice to the Holder (i) immediately upon any adjustment of the Exchange Price and/or Exchange Price Band, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) to the extent known by the Issuer and if the Holder or a Holder Affiliate does not have a designee serving on the board of directors of the Company at such time, at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Change of Control, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b)           Payments. Whenever any payment of cash is to be made by the Issuer to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a wire transfer in immediately available funds to such Person pursuant to written wire instructions provided to the Issuer by the Holder. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Subject to Section 1 hereof, any amount of Redemption Price or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Issuer in an amount equal to interest on such amount at the compound annual rate of twenty-five percent (25%) per annum (accrued daily) from the date such amount was due until the same is paid in full (“Late Charge”).

20    CANCELLATION. After the entire Note has been redeemed (with all Late Charges having been fully paid by the Issuer, if any) or exchanged, in each case as provided hereunder, this Note shall automatically be deemed canceled, shall be surrendered to the Issuer for cancellation (if not previously surrendered) and shall not be reissued.

21    WAIVER OF NOTICE. To the extent permitted by law, the Issuer hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Note Purchase Agreement, except as expressly provided otherwise herein and therein.

22    GOVERNING LAW; JURISDICTION; JURY TRIAL. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Issuer hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Issuer hereby appoints CT Corporation System, with offices at 111 Eighth Avenue, New York, NY 10011, as its agent for service of process in New York. The Issuer hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Issuer in any other jurisdiction to collect on the Issuer’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE ISSUER HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE

HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

23    CURRENCY; TAXES.

(a)           Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in U.S. Dollars.  All amounts denominated in other currencies shall be converted in the U.S. Dollar equivalent amount in accordance with the Currency Exchange Rate on the date of calculation.

(b)           Taxes.

(i)            If the Issuer shall be required to deduct any present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, imposed under any law, rule, code or regulation of the People’s Republic of China or any other non-U.S. governmental authority from or in respect of any sum payable hereunder to the Holder, (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “Gross-up Amount”) to ensure that after making all required deductions (including deductions applicable to the Gross-up Amount) the Holder would receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Issuer shall make such deductions and (iii) the Issuer shall pay the full amount withheld or deducted to the applicable governmental authority within the time required under applicable law.

(ii)           The Holder shall pay to the relevant governmental authority in accordance with applicable law any present or future transfer, stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note, including the exchange of any portion thereof into shares of Common Stock; provided that the Issuer and the Holder shall each bear fifty percent (50%) of all documentary, stamp, stamp duty reserve, excise, transfer, sales, excise, use or other similar taxes (other than income or similar taxes) imposed or collected by any governmental or regulatory authority resulting from the sale and transfer of the Note by the Issuer to the Holder.

(iii)          This Section 23 shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

24    JUDGMENT CURRENCY.

(a)           If for the purpose of obtaining or enforcing judgment against the Issuer in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 24 referred to as the “Judgment Currency”) an amount due in U.S. Dollars under this Note, the conversion shall be made at the Currency Exchange Rate prevailing on the Business Day immediately preceding:

(i)            the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)           the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 24(a)(ii) being hereinafter referred to as the “Judgment Exchange Date”).

(b)           If in the case of any proceeding in the court of any jurisdiction referred to in Section 24(a)(ii) above, there is a change in the Currency Exchange Rate prevailing between the Judgment Exchange Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Currency Exchange Rate prevailing on the date of payment, will produce the amount of U.S. Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Currency Exchange Rate prevailing on the Judgment Exchange Date.

(c)           Any amount due from the Issuer under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

25    Maximum Interest.  Regardless of any provision contained in any of the Transaction Documents, the Holder shall never be entitled to receive, collect or apply as interest on the Principal any amount in excess of the Maximum Rate, and, in the event that the Holder ever receives, collects or applies as interest any such excess, the amount which would be excessive interest shall be deemed to be a partial prepayment of the outstanding Principal and treated hereunder as such; and, if the Principal is paid in full, any remaining excess shall forthwith be paid to the Issuer.  In determining whether or not the interest paid or payable under any specific contingency exceeds the Maximum Rate, the Issuer and the Holder shall, to the maximum extent permitted under applicable law: (a) characterize any nonprincipal payment (including without limitation Premium and Late Charges) as an expense, fee or premium rather than as interest; (b) exclude voluntary prepayments and the effects thereof; (c) amortize, prorate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Principal so that the interest rate does not exceed the Maximum Rate; provided that, if the Principal is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds the Maximum Rate, the Holder shall refund to the Issuer the amount of such excess or credit the amount of such excess against the Principal and, in such event, the Holder shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving or receiving interest in excess of the Maximum Rate.  As used herein, the following terms shall have the following meanings: “applicable law” means the law in effect as of the date hereof; provided, however, that in the event there is a change in the law which results in a higher permissible rate of interest, then the Transaction Documents shall be governed by such new law as of its effective date; and “Maximum Rate” means, on any day, the highest rate of interest (if any) permitted by applicable law on such day.

26    SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this

Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

27    CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a)           “Bloomberg” means Bloomberg Financial Markets.

(b)           “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York, U.S.A. or Hong Kong Special Administrative Region, People’s Republic of China are authorized or required by law to remain closed.

(c)           “Change of Control” means the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person or Persons, if the holders of the Company’s Voting Stock immediately prior to such consolidation or merger shall hold or have the right to direct the voting of less than 50% of the Company’s Voting Stock or such voting securities of such other surviving Person immediately following such transaction, (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of the Company’s Voting Stock, (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of the Company’s Voting Stock, or (v) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, in each case other than (Y) any reorganization, recapitalization or reclassification of the Common Stock in which holders of the Company’s Voting Stock immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (Z) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

(d)           “Close of Business” means 5:00 pm Hong Kong Time.

(e)           “Closing Sale Price” means, for any security as of any date, the last closing trade price, respectively, for such security on the Principal Market, as reported by

Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Issuer and the Holder. If the Issuer and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 18 hereof. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction during the applicable calculation period.

(f)            “Closing Date” shall have the meaning set forth in the Note Purchase Agreement, which date is the date the Issuer initially issued this Note pursuant to the terms of the Note Purchase Agreement.

(g)           “Company Subsidiary” means a “significant subsidiary” of the Company as such term is defined under Rule 1-02(w) of Regulation S-X promulgated under the rules and regulations of the SEC as in effect on the Issuance Date, except for, if applicable, Qingdao Sheng Yuan Dairy Co., Ltd. which is currently in a voluntary winding-up process.

(h)           “Company Competitor” shall have the meaning set forth in the Note Purchase Agreement.

(i)            “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto, provided that indemnification provisions not otherwise constituting a guarantee shall not be deemed to be a “Contingent Obligation.”

(j)            “Convertible Securities” means any indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock.

(k)           “Currency Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Note, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(l)            “Eligible Market” means the Principal Market, the American Stock Exchange, The New York Stock Exchange, Inc., The NASDAQ Global Market or The NASDAQ Capital Market.

(m)          “Ex Date” means, when used with respect to any dividend or distribution, the first date on which the Common Stock trades, regular way, on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such dividend or distribution.

(n)           “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(o)           “GAAP” means United States generally accepted accounting principles, consistently applied.

(p)           “Holder Affiliate” means any Person who directly controls, is directly controlled by or is under direct common control with, Warburg Pincus LLC, a New York limited liability company.

(q)           “Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” which would be shown as a liability on a balance sheet in accordance with GAAP (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

(r)            “Issuer Fundamental Transaction” means that the Issuer shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Issuer is the surviving corporation) another Person or Persons, if the holders of Issuer Voting Stock (not including any shares of the Issuer Voting Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such consolidation or merger) immediately prior to such consolidation or merger shall hold or have the right to direct the voting of less than 50% of the Issuer Voting Stock or such voting securities of such other surviving Person immediately following such transaction, (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer to another Person, (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Issuer Voting Stock (not including any shares of Issuer Voting Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Issuer Voting Stock (not including any shares of Issuer Voting Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding common stock of the Issuer.

(s)           “Issuer Subsidiary” means a “significant subsidiary” of the Issuer as such term is defined under Rule 1-02(w) of Regulation S-X promulgated under the rules and regulations of the SEC as in effect on the Issuance Date.

(t)            “Market Price” means the Weighted Average Price of the Common Stock for the seven (7) consecutive Trading Days period ending on the applicable date, but in no event greater than the Weighted Average Price of the Common Stock on the applicable date; provided, however, that such Market Price shall be appropriately adjusted by the parties, in their good faith determination, to account for any adjustment pursuant hereto (other than the adjustment requiring such computation) to the Exchange Price that shall become effective, or any event (other than the event requiring such computation) requiring, pursuant hereto, an adjustment to the Exchange Price where the Ex Date of such event occurs, at any time during such seven (7) consecutive Trading Days.

(u)           “Note Purchase Agreement” means that certain note purchase agreement dated as of April 23, 2008 by and among the Issuer and the initial holder of the Note pursuant to which the Issuer issued the initial Note, as may be amended, supplemented, restated or otherwise modified from time to time.

(v)           “Offering” means an underwritten public offering of shares of Common Stock by the Company pursuant to a registration statement declared effective by the SEC in which the Company issues new shares that constitute at least 10% of the Company’s outstanding Common Stock, calculated on a fully-diluted basis, immediately after giving effect to such offering.

(w)          “Offering Date” means the date of closing of the first Offering.

(x)            “Offering Price” means the per share price (less any underwriting discounts or commissions) at which the Common Stock is sold in the first Offering.

(y)           “Options” means rights, options or warrants to subscribe for, purchase or otherwise acquire either shares of Common Stock or Convertible Securities.

(z)            “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(aa)         “Pledge Agreement” means that certain share pledge agreement dated as of April 23, 2008 by and among the Issuer, the Buyer (as defined in the Note Purchase Agreement) and the collateral agent named therein (the “Collateral Agent”) as may be amended, supplemented, restated or otherwise modified from time to time.

(bb)         “Premium” means, subject to Section 1 hereof, the amount necessary to produce an annual return of twenty-five percent (25%), compounded annually on the Principal, accrued daily from the period commencing on the Closing Date and ending on the Maturity Date; provided however, if any portion of the Principal is due and payable prior to the Maturity Date as provided under Section 8(a) hereof, the Premium accrued on such portion of the Principal shall be the amount necessary to produce an annual return of twenty-five percent (25%), compounded annually thereon, accrued daily from the period commencing on the Closing Date and ending on the date such portion of the Principal is due and payable.

(cc)         “Principal Market” means the NASDAQ Global Select Market, or an Eligible Market upon which the shares of the Common Stock, as of an applicable date, may then trade.

(dd)         “Record Date” shall mean with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of security holders entitled to receive such cash, securities or other property (whether such date is fixed by the Company’s Board of Directors or by statute, contract or otherwise).

(ee)         “Redemption Notices” means, collectively, the Event of Default Redemption Notices and the Corporate Transaction Redemption Notices (each of the foregoing, individually, a “Redemption Notice”).

(ff)           “Redemption Price” means the sum of the Redemption Amount, plus all Premium accrued thereon until the date such Redemption Amount is due and payable as provided under Section 8(a) hereof.

(gg)         “Registration Rights Agreement” means that certain registration rights agreement dated as of April 23, 2008 by and among the Issuer, the Company and the initial holder(s) of the Note(s) relating to, among other things, the registration of the resale of the Common Stock transferable to the Holder upon exchange of the Note, as may be amended, supplemented, restated or otherwise modified from time to time.

(hh)         “Required Holders” means the holder or holders of Notes representing at least 80% of the aggregate principal amount of the Notes then–outstanding.

(ii)           “Restricted Subsidiary” means a Subsidiary of the Issuer with assets of more than U.S.$1,000,000 except for the Company and any direct or indirect subsidiary (including joint ventures) of the Company.

(jj)           “SEC” means the United States Securities and Exchange Commission.

(kk)         “Subsidiary” means with respect to a subject Person, any Person, an amount of 50% or more of the voting securities, other voting ownership or voting partnership interests of which is owned by such subject Person.

(ll)           “Successor Entity” means the Person formed by, resulting from or surviving any Issuer Fundamental Transaction or the Person with which such Issuer Fundamental Transaction shall have been made.

(mm)       “Trading Day” means any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded; provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York Time).

(nn)         “Transaction Documents” means this Note, the Note Purchase Agreement, the Registration Rights Agreement and the Pledge Agreement.

(oo)         “Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

(pp)         “Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average per share price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00 p.m., New York Time (or such other time as the Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined in good faith by the Issuer and the Holder. If the Issuer and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 18 hereof. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction during the applicable calculation period.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Issuer has caused this Note to be duly executed as of the Issuance Date set out above.

BEAMS POWER INVESTMENT LIMITED

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Sole Director

Exhibit 9

EXECUTION VERSION

SHARE PLEDGE AGREEMENT

THIS SHARE PLEDGE AGREEMENT (the “Agreement”) is made as of April 23, 2008, by and among BEAMS POWER INVESTMENT LIMITED, a company with limited liability registered under the BVI Business Companies Act, 2004 (as amended) of the British Virgin Islands (the “Pledgor”), with its registered office located at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands, WARBURG PINCUS PRIVATE EQUITY IX, L.P. (the “Secured Party”), and WARBURG PINCUS PRIVATE EQUITY IX, L.P., in its capacity as collateral agent (with its successors in such capacity, the “Collateral Agent”).

WHEREAS, Pledgor has entered into that certain Note Purchase Agreement, dated as of the date hereof (as may be amended, supplemented, restated or otherwise modified from time to time, the “Note Purchase Agreement”), with the Secured Party pursuant to which Secured Party has agreed to purchase a note from the Pledgor in the aggregate principal amount of U.S.$30,000,000 in consideration for (i) the issuance to the Secured Party by Pledgor of a note exchangeable into shares of common stock, par value U.S.$0.0001 per share (the “Exchangeable Shares”), of Synutra International, Inc., a Delaware corporation (the “Company”) owned by the Pledgor (as may be amended, supplemented, restated or otherwise modified from time to time, the “Note”), whereby the Secured Party’s basis in the Note shall be U.S.$30,000,000, and (ii) the Company’s agreement to register such Exchangeable Shares for resale pursuant to one or more registration statements filed with the U.S. Securities and Exchange Commission; and

WHEREAS, the Pledgor directly owns, and is the sole legal and beneficial owner of, the issued and outstanding capital stock and other equity interests set forth on Exhibit A-1 attached hereto and made a part hereof (the “Equity Interests”), and such Equity Interests are a part of all of the issued and outstanding capital stock of, and other equity interests in, the Company of which the Pledgor is the sole legal and beneficial owner of, which are set forth on Exhibit A-2 attached hereto and made a part hereof (the “Owned Equity Interests”); and

WHEREAS, the Pledgor is required to execute and deliver this Agreement pursuant to the Note Purchase Agreement.

NOW, THEREFORE, for and in consideration of the foregoing and of any financial accommodations or extensions of credit heretofore, now or hereafter made to or for the benefit of the Secured Party pursuant to the Note Purchase Agreement, the Note or any other agreement, instrument or document executed pursuant to or in connection therewith, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor, the Secured Party and the Collateral Agent hereby agree as follows:

Section 1. Defined Terms. Unless otherwise defined herein, each capitalized term used herein that is defined in the Note Purchase Agreement shall have the meaning specified for such term in the Note Purchase Agreement. Unless otherwise defined herein or in the Note Purchase Agreement, terms used in Article 8 or Article 9 of the Uniform Commercial Code as in effect from time to time in the State of New York are used herein as therein defined.

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Section 2. Pledge. The Pledgor hereby pledges and charges to the Collateral Agent, for the benefit of the Secured Party, and grants to the Collateral Agent for the benefit of the Secured Party, a security interest in, the following (collectively, the “Pledged Collateral”):

2.1                                 All of the right, title and interest of the Pledgor in the Equity Interests, whether now existing or hereafter arising, and the certificates representing the shares of such capital stock (such now-existing shares being identified on Exhibit A-1 attached hereto and made a part hereof) (all of said Equity Interests collectively referred to as the “Pledged Stock”), herewith delivered to the Collateral Agent, accompanied by instruments of transfer, power or assignment in the form of Exhibit B attached hereto and made a part hereof duly executed in blank (the “Powers”), and all securities, cash, instruments, rights and other property from time to time received, receivable or otherwise distributed, in each case, in exchange for any or all of the Pledged Stock;

2.2                                 All Additional Pledged Stock (as defined in Section 13.1 below), and the certificates representing such Additional Pledged Stock (any such Additional Pledged Stock shall constitute part of the Pledged Stock and the Collateral Agent is irrevocably authorized to amend Exhibit A-1 from time to time to reflect such Additional Pledged Stock), and all securities, cash, instruments, rights and other property from time to time received, receivable or otherwise distributed, in each case, in exchange for any or all of the Additional Pledged Stock; and

2.3                                 All Additional Equity Interests (as defined in Section 13.2 below), and the certificates or documents representing such Additional Equity Interests (any such Additional Equity Interests shall constitute part of the Pledged Stock and the Collateral Agent is irrevocably authorized to amend Exhibit A-1 from time to time to reflect such Additional Equity Interests), and all securities, cash, instruments, rights and other property from time to time received, receivable or otherwise distributed, in each case, in exchange for any or all of Additional Equity Interests.

2.4                                 Subject to Section 10.1 hereof, all proceeds of the collateral described in Section 2.1 through Section 2.3 hereof.

Section 3. Security for Secured Obligations. During the term of this Agreement, the Pledged Collateral secures the full and prompt payment, performance and observance when due (whether at stated maturity, by acceleration or otherwise) of (i) the payment of all of the Principal (as defined in the Note) (the “Principal”), Premium (as defined in the Note) (the “Premium”) and Late Charges (as defined in the Note) (the “Late Charges”), if any, and (ii) all other obligations owing by the Pledgor to the Secured Party from time to time under the Note Purchase Agreement, the Note or any other Transaction Document (as defined in the Note) (the “Transaction Documents”), including, without limitation, interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding, in each case that are incurred prior to the cancellation of the Note pursuant to Section 20 of the Note, whether by payment of cash in full or upon exchange for shares of Common Stock (all such obligations referred to in clauses (i) and (ii) now or hereafter existing being hereinafter collectively referred to as the “Secured Obligations”).

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Section 4. Delivery of Pledged Collateral; Registration and Acknowledgments. All certificates representing or evidencing the Pledged Collateral, if any, shall be delivered to, and held by or on behalf of, the Collateral Agent pursuant hereto and shall be in suitable form for transfer by delivery and shall be accompanied by a Power duly executed in blank, in form and substance satisfactory to the Collateral Agent. After the occurrence and during the continuance of an Event of Default (as defined in the Note) (an “Event of Default”), the Secured Party may send a request in writing to the Collateral Agent for transfer to or to register in the name of the Secured Party or any of its nominees any or all of the Pledged Collateral (the “Transfer Request”) with a copy of such request to the Pledgor. Commencing on the second (2nd) Business Day (as defined in the Note) (“Business Day”) following the receipt of the Transfer Request, the Collateral Agent shall have the right to transfer to or to register in the name of the Secured Party or any of its nominees any or all of the Pledged Collateral. In addition, the Secured Party shall have the right solely at its own expense at any time to direct the Collateral Agent in writing to exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations.

Section 5. Pledged Collateral Adjustments.

5.1                                 If, during the term of this Agreement, any stock dividend, reclassification, readjustment or other change is declared or made in the capital structure of the Company, or any option included within the Pledged Collateral is exercised, or both, or any subscription warrants, shares, or any other rights or options shall be issued in connection with the Pledged Collateral, then all new, substituted and additional shares, warrants, rights, options or other securities, issued by reason of any of the foregoing, shall be immediately delivered to and held by the Collateral Agent, under the terms of this Agreement and shall constitute Pledged Collateral hereunder.

5.2                                 In connection with a partial exchange of the Note, that portion of the Pledged Stock, Additional Pledged Stock and Additional Equity Interests equal to (A) U.S.$175,781,250 multiplied by the Exchanged Percentage, divided by (B) the Weighted Average Price (as defined in the Note) (the “Weighted Average Price”) for the sixty (60) consecutive Trading Day (as defined in the Note) (a “Trading Day”) period ending on most recent Evaluation Date may be reduced or removed from the Pledged Collateral, whereupon the secured interest on such shares of Pledged Stock, Additional Pledged Stock and Additional Equity Interests removed from the Pledged Collateral shall terminate automatically and immediately, and if requested by the Pledgor, the certificates representing such shares of Pledged Stock, Additional Pledged Stock and Additional Equity Interests removed from the Pledged Collateral shall be returned immediately to the Pledgor; provided, however, that no Pledged Stock, Additional Pledged Stock or Additional Equity Interests may be reduced or removed from the Pledged Collateral to the extent such reduction or removal would cause (X) the product derived by multiplying (i) the remaining shares of Pledged Stock, Additional Pledged Stock and Additional Equity Interests following such reduction or removal, by (ii) the Closing Sale Price of the Common Stock on the latest Trading Day immediately preceding such reduction or removal, to be less than (Y) the product of two times the sum of the remaining Principal and remaining Premium following such partial exchange of the Note. For purposes of this Section 5.2, the “Exchanged Percentage” means (I) the amount of Principal being exchanged divided by (II) U.S.$30,000,000.

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5.3                                 The Pledgor and the Secured Party hereby authorize the Collateral Agent to amend Exhibit A-1 to reflect all adjustments to the Pledged Collateral as set forth herein.

Section 6. Subsequent Changes Affecting Pledged Collateral. The Pledgor represents and warrants that it has made its own arrangements for keeping itself informed of changes or potential changes affecting the Pledged Collateral (including, but not limited to, rights to convert, rights to subscribe, payment of distributions, reorganization or other exchanges, offers to purchase and voting rights), and the Pledgor agrees that neither the Secured Party nor the Collateral Agent shall have any obligation to inform the Pledgor of any such changes or potential changes or to take any action or omit to take any action with respect thereto. The Secured Party may, after the occurrence and during the continuance of an Event of Default, at its option and with ten (10) Business Days advance written notice to the Pledgor, transfer or register (or direct the Collateral Agent in writing to transfer or register) the Pledged Collateral or any part thereof into its or its nominee’s name with or without any indication that such Pledged Collateral is subject to the security interest hereunder.

Section 7. Covenants of the Pledgor

7.1                                 The Pledgor agrees that it shall take all necessary steps and actions to perform its obligations hereunder and effect the transactions contemplated herein; and to do and perform all things required to be done and performed by it under this Agreement prior to and after the Closing Date.

7.2                                 The Pledgor agrees to execute and deliver, or cause to be executed or delivered, any and all other agreements, instruments, or documents which the Secured Party or the Collateral Agent may reasonably request in order to grant, perfect and maintain secured interests on or in the Pledged Collateral.

7.3                                 Without limiting the generality of the foregoing, the Pledgor shall, at the Secured Party’s expense and in such manner and form as the Secured Party or the Collateral Agent may reasonably require, give, execute, deliver, file and record any financing statement, notice, instrument, document, agreement or other papers that may be necessary or desirable to enable the Collateral Agent to (a) create, preserve, perfect, procure, substantiate or validate any security interest granted pursuant hereto, (b) create or maintain control (as defined in the UCC) with respect to any such security interests in any investment property (within the meaning of the UCC) or (c) enable the Collateral Agent to exercise and enforce its rights and the rights of the Secured Party hereunder with respect to such security interest. To the extent permitted by applicable law, the Pledgor hereby authorize the Collateral Agent to execute and file, in the name of the Pledgor as debtor or otherwise, UCC financing or continuation statements (which may be carbon, photographic, photostatic or other reproductions of a financing statement relating to this Agreement) relative to all or any part of the Pledged Collateral that the Collateral Agent may reasonably deem necessary or appropriate to further perfect, or maintain the perfection of, the security interests granted by Pledgor hereunder. The Pledgor shall enter, or shall procure the entry, in its register of relevant charges (the “Register of Charges”) maintained by the Pledgor pursuant to Part VIII of the BVI Business Companies Act, 2004 (as the same may be amended from time to time) (the “BC Act”) such particulars regarding the charge created by this Agreement as are specified in section 162 of the BC Act (or any similar provision in any statute

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pursuant to which the Pledgor is incorporated or existing from time to time) and submit a copy of such revised Register of Charges to its registered agent in the British Virgin Islands to keep at the Pledgor’s registered office and at the office of its registered agent in the British Virgin Islands. Unless otherwise agreed with the Secured Party, the Pledgor shall make an application, or procure that an application is made, in the approved form to the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”) to register the charge created by this Agreement in the register of registered charges kept by the Registrar for the Pledgor and, forthwith upon receipt by the Pledgor of the certificate of registration of the charge issued by the Registrar, send a copy of such certificate of registration to the Company and the Collateral Agent.

Section 8. Representations and Warranties. On the date hereof and on each date of pledge of Additional Pledged Stock and Additional Equity Interests hereunder, the Pledgor represents and warrants to the Secured Party and the Collateral Agent as follows:

8.1                                 The Pledgor is the sole legal and beneficial owner of the Equity Interests set forth on Exhibit A-1 attached hereto and made a part hereof, as amended from time to time, in each case free and clear of any Lien (as defined in the Note) (a “Lien”), except for the Lien created by this Agreement and Permitted Liens (as defined in the Note Purchase Agreement) (the “Permitted Liens”);

8.2                                 Any Additional Pledged Stock and Additional Equity Interests will be free and clear of any Lien, except for the Lien created by this Agreement and Permitted Liens;

8.3                                 All of the Pledged Stock and Owned Equity Interests has been duly authorized and validly issued, is fully paid and non-assessable;

8.4                                 All of the Pledged Stock is presently represented by the certificates listed on Exhibit A-1 hereto. As of the date hereof, there are no existing options, warrants, calls or commitments of any character whatsoever relating to the Pledged Stock;

8.5                                 The Pledgor has full power and authority to enter into and perform all of its obligations under this Agreement;

8.6                                 There are no restrictions upon the voting rights associated with, or upon the transfer of, any of the Pledged Collateral except pursuant to the Securities Act of 1933, as amended (the “Securities Act”);

8.7                                 The Pledgor has the right to vote, pledge, assign and grant a security interest in or otherwise transfer such Pledged Collateral free of any Liens (as defined in the Note) except for Permitted Liens;

8.8                                 No authorization, approval, or other action by, and no notice to or filing with, any governmental body, agency or official is required either (i) for the pledge by the Pledgor of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by the Pledgor or (ii) for the exercise by the Secured Party or the Collateral Agent, as applicable, of the voting or other rights provided for in this Agreement or the remedies in respect of the Pledged Collateral pursuant to this Agreement (except as may be

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required in connection with such disposition by laws affecting the offering and sale of securities generally and realization of collateral);

8.9                                 The pledge of the Pledged Collateral pursuant to this Agreement, together with the delivery of the stock certificates pertaining thereto to the Collateral Agent, creates a valid and perfected first priority security interest in the Pledged Collateral, in favor of the Collateral Agent for the benefit of the Secured Party, securing the full payment and performance of the Secured Obligations;

8.10                           This Agreement has been duly authorized, executed and delivered by and on behalf of the Pledgor and constitutes the legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms;

8.11                           There is no action, suit, proceeding, governmental investigation or arbitration, at law or in equity, or before or by any governmental body, agency or official, pending, or to the knowledge of the Pledgor, threatened against the Pledgor or any of its subsidiaries or any of its or their property which will materially and adversely affect the ability of the Pledgor to perform its obligations under this Agreement;

8.12                           The execution, delivery and performance of this Agreement by the Pledgor (i) does not violate, constitute a breach of or a default (with the passage of time or otherwise) under, require the consent of any person or a governmental body, agency or official or result in the imposition of a Lien (other than the Lien created by this Agreement) on any assets of the Pledgor or any of its subsidiaries under or pursuant to (x) any indenture, mortgage, or any other agreement to which the Pledgor is a party or by which any of its properties or assets may be bound or (y) any statute, rule, regulation, law or ordinance, or any judgment, decree or order or any organizational documents applicable to the Pledgor, (ii) does not violate any restriction on such transfer or encumbrance of the Pledged Collateral, and (iii) complies with all corporate organizational documents of Pledgor; and

8.13                           The Powers, are and the Additional Powers will be, effective endorsements duly executed by an appropriate person and give the Collateral Agent the authority they purport to confer.

8.14                           The chief executive office of the Pledgor is located at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

Section 9. Voting Rights. During the term of this Agreement, and except as provided in this Section 9, the Pledgor shall have the right to vote the Pledged Stock held by it on all corporate questions in a manner not inconsistent with the terms of this Agreement, the Note Purchase Agreement, the Note and the other Transaction Documents; provided, however, that no vote shall be cast, and no consent shall be given or action taken, which would have the effect of impairing the position or interest of the Secured Party in respect of the Pledged Collateral or which would authorize, effect or consent to: (i) the dissolution or liquidation, in whole or in part, of the Pledgor; or (ii) the alteration of the voting rights with respect to the equity interests of the Pledgor. After the occurrence and during the continuation of an Event of Default, the Secured

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Party may, at its option, exercise all voting rights pertaining to the Pledged Collateral, including the right to take action by shareholder consent.

Section 10.  Dividends and Other Distributions.

10.1                           So long as no Event of Default shall have occurred and be continuing, the Pledgor shall be entitled to receive and retain any and all dividends and distributions paid in respect of the Pledged Collateral notwithstanding such dividends and distributions being subject to the pledge and assignment thereof pursuant to Section 2; provided, however, after the occurrence and during the continuation of an Event of Default, that any and all cash paid, payable or otherwise distributed with respect to principal of, or in redemption of, or in exchange for, any of the Pledged Collateral shall be Pledged Collateral, as the case may be, and shall be forthwith delivered to the Collateral Agent to hold, for the benefit of the Secured Party, as Pledged Collateral and shall, if received by the Pledgor, be received in trust for the Collateral Agent for the benefit of the Secured Party.

10.2                           After the occurrence and during the continuation of an Event of Default:

10.2.1                                     All rights of the Pledgor to receive the dividends and other distributions which it would otherwise be authorized to receive and retain pursuant to Section 10.1 hereof shall cease, and all such rights shall thereupon become vested in the Collateral Agent, for the benefit of the Secured Party, which shall thereupon have the sole right to receive and hold as Pledged Collateral such dividends and other distributions, and any such dividend or other distribution paid in respect of the Pledged Collateral shall be paid on a bank account opened in the name of the Secured Party;

10.2.2                                     All dividends and other distributions which are received by the Pledgor contrary to the provisions of Section 10.2.1 hereof shall be received in trust for the Collateral Agent, for the benefit of the Secured Party; and

10.2.3                                     The Pledgor shall, at the Pledgor’s expense, do or cause to be done all such other acts and things as may be necessary to make such sale of the Pledged Collateral or any part thereof valid and binding and in compliance with applicable law.

The Pledgor and the Secured Party will bear equally all expenses incurred by the Collateral Agent, including, without limitation, reasonable attorneys’ and accountants’ fees and expenses in connection with the foregoing. Upon or at any time after the occurrence and during the continuation of an Event of Default, if the Secured Party determines that, prior to any public offering of any securities constituting part of the Pledged Collateral, such securities should be registered under the Securities Act and/or registered or qualified under any other federal or state law and such registration and/or qualification is not practicable, then the Pledgor agrees that it will be commercially reasonable if a private sale, upon at least ten (10) Business Days’ notice to the Pledgor, is arranged so as to avoid a public offering, even though the sales price established and/or obtained at such private sale may be substantially less than prices which could have been obtained for such security on any market or exchange or in any other public sale, provided that the private sale is conducted in accordance with applicable law, including the UCC.

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Section 11. Transfers and other Liens. The Pledgor agrees that it will not (i) sell, transfer or otherwise dispose of, or grant any option with respect to, (a) any of the Pledged Collateral without the prior written consent of the Secured Party, or (b) any other Owned Equity Interests without five (5) Business Days advance notice to the Secured Party and the Collateral Agent, or (ii) create or permit to exist any Lien upon or with respect to any of the Pledged Collateral (except for the security interest created by this Agreement or with respect to the Permitted Liens).

Section 12. Defense of Title. The Pledgor will defend the title to the Pledged Collateral and the Liens of the Secured Party in the Pledged Collateral against the claim of any Person and will maintain and preserve the Liens created under this Agreement.

Section 13. Additional Pledged Stock; Additional Equity Interests; Adjustment to the Pledged Collateral.

13.1                           The parties shall calculate the Collateral Value Amount on October 31st and April 30th of each year during the term of the Note (each an “Evaluation Date”). In the event that on any such Evaluation Date, the Collateral Value Amount is less than U.S.$175,781,250, the Pledgor shall as soon as possible (and in any event no later than seven (7) Business Days of such Evaluation Date) pledge, and perfect security interest in, in favor of the Secured Party, such additional shares of Owned Equity Interests equal to the quotient obtained by dividing (i) (A) U.S.$175,781,250 less (B) such Collateral Value Amount, by (ii) the Applicable Price, rounded up to the nearest whole share (each such additional Owned Equity Interest, “Additional Pledged Stock”). In the event that on any such Evaluation Date, the Collateral Value Amount is greater than U.S.$175,781,250 and provided that neither an Event of Default, nor any event which, with the giving of notice or the passage of time, or both, would constitute an Event of Default, has occurred and is then continuing, the security interest on such shares of Pledged Stock, Additional Pledged Stock, and Additional Equity Interests equal to the quotient obtained by dividing (i) such Collateral Value Amount less U.S.$175,781,250, by (ii) the Applicable Price, rounded down to the nearest whole share, shall terminate automatically and immediately, and certificates representing such shares of Pledged Stock, Additional Pledged Stock, and Additional Equity Interests, if requested by the Pledgor, shall be returned immediately to the Pledgor.

13.1.1                                     “Collateral Value Amount” means, on any Evaluation Date, the sum of the amount obtained by multiplying (I) the lesser of (x) the Weighted Average Price of the Common Stock for the sixty (60) Trading Days ending on the latest Trading Day immediately preceding such Evaluation Date and (y) the Closing Sale Price of the Common Stock on the latest Trading Day immediately preceding such Evaluation Date (the “Applicable Price”), by (II) the number of shares of Common Stock pledged and constituting Pledged Collateral pursuant to this Agreement as of such Evaluation Date.

13.2                           Any time the Pledgor obtains ownership of any additional capital stock of, and other equity interests in, the Company which are issued in exchange for any of the Pledged Collateral (the “Additional Equity Interests”), or the Pledgor is required to pledge any Additional Pledged Stock, the Pledgor shall deliver to the Secured Party and the Collateral Agent an amendment to this Agreement within four (4) Business Days, duly executed by the Pledgor

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and in form and substance satisfactory to the Secured Party, in respect of such Additional Equity Interests or Additional Pledged Stock, as applicable, pursuant to which the Pledgor shall pledge to the Secured Party such Additional Equity Interests or Additional Pledged Stock, as applicable. Pursuant to such amendment, the Pledgor shall (i) deliver the certificates representing such Additional Equity Interests or Additional Pledged Stock, in the manner described in Section 4 hereof, (ii) deliver to the Secured Party (or to the Collateral Agent at the Secured Party’s direction) stock power(s) with respect to the Additional Equity Interests or Additional Pledged Stock, as applicable, in the form of Exhibit B attached hereto duly executed in blank (“Additional Power(s)”) and (iii) at the expense of the Secured Party, make the necessary Uniform Commercial Code filings and register the charge created thereby in the register of registered charges kept by the Registrar for the Secured Party, in each case to perfect and register, as applicable, the Secured Party’s security interest and charges in such Additional Equity Interests or Additional Pledged Stock, as applicable, in the manner described in Section 7 hereof. The Pledgor and the Secured Party hereby authorize the Collateral Agent to amend Exhibit A-1 to reflect such Additional Pledged Stock and Additional Equity Interests and agree that all Pledged Stock (including Additional Equity Interests and Additional Pledged Stock) listed on any such amendment delivered to the Collateral Agent shall for all purposes hereunder be considered Pledged Collateral.

13.3                           For the avoidance of doubt, any failure of the Pledgor to comply with this Section 13 shall constitute an Event of Default, if such failure continues for a period of ten (10) Business Days after the Issuer has received written notice from Holders (as defined in the Note) constituting at least the Required Holders (as defined in the Note) specifying such default and demanding such default be remedied.

Section 14.  Remedies.

14.1                           The Collateral Agent shall have, in addition to any other rights given under this Agreement or by law, all of the rights and remedies with respect to the Pledged Collateral of a secured party under the Uniform Commercial Code as in effect in the State of New York (the “UCC”). After the occurrence and during the continuation of an Event of Default, the Collateral Agent shall have such powers of sale and other powers as may be conferred by applicable law. With respect to the Pledged Collateral or any part thereof which shall then be in or shall thereafter come into the possession or custody of the Collateral Agent or which the Collateral Agent shall otherwise have the ability to transfer under applicable law, the Collateral Agent may, after the occurrence and during the continuation of an Event of Default, sell or cause the same to be sold at any exchange, broker’s board or at public or private sale, in one or more sales or lots, or in one lot as an entirety, at such price as the Collateral Agent or the Secured Party may deem best, for cash or on credit or for future delivery, without assumption of any credit risk, and the purchaser of any or all of the Pledged Collateral so sold shall thereafter own the same, absolutely free from any claim, encumbrance or right of any kind whatsoever. The Collateral Agent or Secured Party may, in its own name, or in the name of a designee or nominee, buy the Pledged Collateral at any public sale and, if permitted by applicable law, including the UCC, buy the Pledged Collateral at any private sale. The Pledgor agrees to pay to the Collateral Agent all reasonable expenses (including, without limitation, court costs and reasonable attorneys’ and paralegals’ fees and expenses) of, or incident to, the enforcement of

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any of the provisions hereof. The Pledgor shall remain liable for any deficiency following the sale of the Pledged Collateral.

14.2                           Unless any of the Pledged Collateral threatens to decline speedily in value or is or becomes of a type sold on a recognized market, in which case the Collateral Agent shall deliver notice to the Pledgor at least two (2) Business Days prior to the time of the sale or disposition of the Pledged Collateral, the Collateral Agent shall give the Pledgor reasonable notice of the time and place of any public sale thereof, or of the time after which any private sale or other intended disposition is to be made. Any sale of the Pledged Collateral conducted in conformity with reasonable commercial practices of banks, commercial finance companies, insurance companies or other financial institutions disposing of property similar to the Pledged Collateral shall be deemed to be commercially reasonable. Notwithstanding any provision to the contrary contained herein, to the extent that any notice of sale or disposition shall be required by the UCC, the Pledgor agrees that any such requirements of reasonable notice shall be met if such notice is received by the Pledgor as provided in Section 30 below at least ten (10) Business Days before the time of the public sale or disposition or before the time after which a private sale of disposition may be consummated. Any other requirement of notice, demand or advertisement for sale is waived, to the extent permitted by law.

14.3                           Given that federal and state securities laws may impose certain restrictions on the method by which a sale of the Pledged Collateral may be effected after an Event of Default, the Pledgor agrees that after the occurrence and during the continuation of an Event of Default, the Collateral Agent may, from time to time, attempt to sell all or any part of the Pledged Collateral by means of a private placement restricting the bidders and prospective purchasers to those who are qualified and will represent and agree that they are purchasing for their account, for investment only and not with a view to the distribution or resale thereof. In so doing, the Collateral Agent may solicit offers to buy the Pledged Collateral, or any part of it, from a limited number of investors deemed by the Collateral Agent, in its reasonable judgment, to be financially responsible parties who might be interested in purchasing the Pledged Collateral. The Pledgor agrees that private placement or sales so made may be at prices and other terms less favorable to the seller than if any such Pledged Collateral were sold at public sales, and that the Secured Party has no obligation to delay sale of any such Pledged Collateral for the period of time necessary to permit the issuer of such Pledged Collateral, even if such issuer would agree, to register such Pledged Collateral for public sale under such applicable securities laws. If the Collateral Agent solicits such offers from not less than six (6) such investors, then the acceptance by the Collateral Agent of the highest offer obtained therefrom shall be deemed to be a commercially reasonable method of disposing of such Pledged Collateral; provided, however, that this Section 14 does not impose a requirement that the Collateral Agent solicit offers from six or more investors in order for the sale to be commercially reasonable.

14.4                           The Pledgor agrees to the maximum extent permitted by applicable law that following the occurrence and during the continuance of an Event of Default, it will not at any time plead, claim or take the benefit of any appraisal, valuation, stay, extension, moratorium or redemption law now or hereafter in force in order to prevent or delay the enforcement of this Agreement, or the absolute sale of the whole or any part of the Pledged Collateral or the possession thereof by any purchaser at any sale hereunder, and the Pledgor waives the benefit of all such laws to the extent it lawfully may do so. The Pledgor agrees that it will not interfere with

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any right, power and remedy of Collateral Agent provided for in this Agreement or now or hereafter existing at law or in equity or by statute or otherwise, or the exercise or beginning of the exercise by Collateral Agent of any one or more of such rights, powers or remedies. No failure or delay on the part of Collateral Agent to exercise any such right, power or remedy and no notice or demand which may be given to or made upon the Pledgor by the Collateral Agent with respect to any such remedies shall operate as a waiver thereof, or limit or impair the Collateral Agent’s right to take any action or to exercise any power or remedy hereunder, without notice or demand, or prejudice its rights as against the Pledgor in any respect. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Collateral Agent (or if applicable, the Secured Party) conduct a sale of the Pledged Collateral or effect a transfer of the Pledged Collateral to the Secured Party or exercise any other rights with respect to the Pledged Collateral after the occurrence and during the continuation of an Event of Default pursuant to Sections 4, 6, 9, 10, 14, or 16 hereof, unless the Secured Party has delivered to the Pledgor a Redemption Notice or an Exchange Notice, and the Pledgor has failed to redeem or exchange the Note in accordance with Section 8(a) or Section 2(c), respectively, of the Note.

14.5                           The proceeds of any sale of, or other realization upon, or other receipt from, any of the Pledged Collateral (other than pursuant to the exercise of the Secured Party’s exchange right pursuant to Section 2 of the Note), shall be delivered to the Collateral Agent and applied by the Collateral Agent, in the following order of priorities:

first, to the payment to the Collateral Agent of the expenses of such sale or other realization, including reasonable compensation to the Collateral Agent and their agents and legal counsel, and all expenses, liabilities and advances incurred or made by the Collateral Agent, and its agents and legal counsel, in connection therewith, including brokerage fees in connection with the sale by the Collateral Agent of any Pledged Collateral;

second, to the payment to the Secured Party of the aggregate amount owing by the Pledgor in respect of the Note, the Note Purchase Agreement, the other Transaction Documents and all other Secured Obligations; and

finally, if all of the obligations of the Pledgor hereunder and under the other Transaction Documents have been fully discharged or sufficient funds have been set aside by the Collateral Agent at the request of the Pledgor for the discharge thereof, any remaining proceeds shall be released to the Pledgor.

14.6                           The Pledgor hereby agrees that any exchange of amounts payable to the Secured Party under the Note into all or part of the Pledged Collateral transacted pursuant to, and in accordance with, the provisions of the exchange right pursuant to Section 2 of the Note and the other Transaction Documents, shall be conclusively deemed to be private disposition of such Pledged Collateral consummated in a commercially reasonable manner.

14.7                           The Pledgor further agrees that a breach of any of the covenants contained in this Section 14 will cause irreparable injury to the Collateral Agent, that the Collateral Agent shall have no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every covenant contained in this Section 14 shall be specifically enforceable

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against the Pledgor, and the Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants.

Section 15. Security Interest Absolute. All rights of the Collateral Agent and security interests hereunder, and all obligations of the Pledgor hereunder, shall be absolute and unconditional irrespective of:

15.1                           Any lack of validity or enforceability of the Note Purchase Agreement or any other agreement or instrument relating thereto;

15.2                           Any exchange, release or non-perfection of any other collateral for all or any part of the Secured Obligations; or

15.3                           the insolvency of the Pledgor.

Section 16. Collateral Agent Appointed Attorney-in-Fact. The Pledgor hereby appoints the Collateral Agent its attorney-in-fact, with full authority, in the name of the Pledgor or otherwise, after the occurrence and during the continuation of an Event of Default, from time to time in the Collateral Agent’s sole discretion, with ten (10) Business Days advance written notice to the Pledgor and the Secured Party, to take any action and to execute any instrument which the Collateral Agent or the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend or other distribution in respect of the Pledged Collateral or any part thereof and to give full discharge for the same and to arrange for the transfer of all or any part of the Pledged Collateral on the books of the Company to the name of the Collateral Agent or the Collateral Agent’s nominee. The Pledgor (i) acknowledges that Warburg Pincus Private Equity IX, L.P. is both the Secured Party and the Collateral Agent hereunder and (ii) waives any conflict of interest, actual or perceived, presented by Warburg Pincus Private Equity IX, L.P. as both the Secured Party and the Collateral Agent hereunder; provided that such waiver shall not limit any of the obligations of the Secured Party, in its capacity as such, or the Collateral Agent, in its capacity as such, under this Agreement.

Section 17. Waivers. The Pledgor waives to the fullest extent permitted by applicable laws presentment and demand for payment of any of the Secured Obligations, protest and notice of dishonor or Event of Default with respect to any of the Secured Obligations and all other notices to which the Pledgor might otherwise be entitled except as expressly provided otherwise in the Transaction Documents.

Section 18. Term. This Agreement shall remain in full force and effect until the earlier to occur of (i) the cancellation of the Note, whether by payment of cash or upon exchange for shares of Common Stock pursuant to Section 20 of the Note, and (ii) the sale of all the Pledged Collateral in accordance with the terms hereof, provided that such Pledged Collateral constitutes all the collateral required to be pledged under the terms of this Agreement. Upon the termination of this Agreement as provided above (other than as a result of the sale of the Pledged Collateral), the security interest created hereunder shall terminate automatically and immediately, and all certificates representing Pledged Collateral and the Powers and the Additional Powers, if any,

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shall be returned immediately to the Pledgor, and in any event within three (3) Business Days after the Collateral Agent receives written notice of termination of this Agreement.

Section 19. Reinstatement. This Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against the Pledgor or the Company for liquidation or reorganization, should the Pledgor or the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Pledgor’s or the Company’s assets, and shall continue to be effective or be reinstated, as the case may be.

Section 20. Definitions. The singular shall include the plural and vice versa and any gender shall include any other gender as the context may require.

Section 21. Binding Effect; Successors and Assigns. This Agreement shall be binding upon the Pledgor and its successors and assigns, and shall inure to the benefit of the Collateral Agent and the Secured Party and their respective successors and assigns. Nothing set forth herein or in any other Transaction Document is intended or shall be construed to give any other Person any right, remedy or claim under, to or in respect of this Agreement, the Note Purchase Agreement, the Note or any collateral. The Pledgor’s successors shall include, without limitation, a receiver, trustee or debtor-in-possession of or for the Pledgor.

Section 22. Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Pledgor hereby appoints CT Corporation System, with offices located at 111 Eighth Avenue, New York, NY 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

Section 23. Advice of Counsel. Each party hereto represents and warrants to each other party hereto that it has had the opportunity to discuss this Agreement and, specifically, the provisions of Section 22 hereof, with its counsel.

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Section 24. Severability. If any provision of this Agreement is held to be prohibited or unenforceable in any jurisdiction the substantive laws of which are held to be applicable hereto, such prohibition or unenforceability shall not affect the validity or enforceability of the remaining provisions hereof to the extent permitted by applicable law, and shall not invalidate or render unenforceable such provision in any other jurisdiction to the extent permitted by applicable law.

Section 25. Further Assurances. The Pledgor agrees that at any time and from time to time, at the expense of the Pledgor, the Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be required by applicable law or may be necessary or desirable, or that the Secured Party or the Collateral Agent may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Collateral Agent to exercise and enforce its rights and remedies hereunder with respect to any of the Pledged Collateral, including, without limitation, the filing of financing statements or the execution of control agreements with depository banks and securities intermediaries under Article 9 of the Uniform Commercial Code of New York. The Pledgor hereby further agrees that it shall not make any change to its name, jurisdiction, location of chief executive office or the form of its organization without prior written notice to the Secured Party and the Collateral Agent. The Pledgor authorizes the Secured Party to file any financing statements and amendments thereto relating to the Pledged Collateral which the Secured Party deems appropriate, in form and substance required by the Secured Party, which describe the Pledged Collateral and include therein all other information which is required by Article 9 of the UCC or other applicable law with respect to the preparation or filing of a financing statement or amendment. The Secured Party agrees that it shall promptly execute and deliver all further instruments and documents, and take all further action, that may be required by applicable law or may be necessary or desirable, or that the Pledgor or the Collateral Agent may reasonably request, in order to effect the termination of any security interest granted hereby in accordance with the terms of this Agreement, including, without limitation, filing or authorizing the Pledgor to file termination of any charges with respect to the Pledged Collateral, including without limitation the financing statements under Article 9 of the Uniform Commercial Code of New York and the charges entered in the register of charges kept by the Registrar. The Collateral Agent shall take all action reasonably requested by the Pledgor to effect the termination of the security interest created hereunder in accordance herewith, including without limitation, filing or authorizing the Pledgor to file the a termination of any charges, including without limitation the financing statements under Article 9 of the Uniform Commercial Code of New York and the charges entered in the register of charges kept by the Registrar.

Section 26. The Collateral Agent Duty of Care.

26.1         The Collateral Agent shall not be liable for any acts, omissions, errors of judgment or mistakes of fact or law including, without limitation, acts, omissions, errors or mistakes with respect to the Pledged Collateral, except for those arising out of or in connection with the Collateral Agent’s (i) gross negligence or willful misconduct, or (ii) failure to use reasonable care with respect to the safe custody of the Pledged Collateral in the Collateral Agent’s possession. Without limiting the generality of the foregoing, the Collateral Agent shall be under no obligation to take any steps necessary to preserve rights in the Pledged Collateral against any other parties but may do so at its option. All expenses incurred in connection

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therewith shall be for the sole account of the Pledgor, and shall constitute part of the Secured Obligations secured hereby.

26.2         No provision of this Agreement shall require the Collateral Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. The Collateral Agent shall have no duties or responsibilities except those expressly set forth in this Agreement, the Note Purchase Agreement or the Note. The Collateral Agent shall not be liable for any delay or failure to act as may be required hereunder when such delay or failure is due to any act of God, interruption or other circumstances beyond its control; provided that it exercises such diligence as the circumstances may reasonably require. The Collateral Agent shall be entitled to rely on any communication, instrument, paper or other document reasonably believed by it to be genuine and correct and to have been signed or sent by the proper person.

26.3         The Collateral Agent shall not be deemed to have notice of any Event of Default unless an officer of the Collateral Agent has actual knowledge thereof or unless written notice of any such Event of Default is received by the Collateral Agent at the office of the Collateral Agent specified in this Agreement.

26.4         The Collateral Agent’s sole duty with respect to the custody, safekeeping and physical preservation of the Pledged Collateral shall be to deal with it in the same manner as the Collateral Agent deals with similar property for its own account.

26.5         In no event shall the Collateral Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Collateral Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

26.6         The rights of the Collateral Agent under this Agreement (including without limitation, Sections 16, 26 and 27 hereof) shall solely be in its capacity as the Collateral Agent, and no implication is or shall be made that any such rights shall extend to the Collateral Agent in any other capacity it may hold hereunder or under the other Transaction Documents.

Section 27. Additional Provisions Relating to the Collateral Agent.

27.1         Any corporation, bank, trust company or association into which the Collateral Agent may be merged or converted or with which it may be consolidated, or any corporation, bank, trust company or association resulting from any merger, conversion or consolidation to which the Collateral Agent shall be a party, or any corporation, bank, trust company or association succeeding to all or substantially all the corporate trust business of the Collateral Agent, shall be the successor of the Collateral Agent hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto.

27.2         At any time or times, the Collateral Agent shall have the power to appoint any Person or Persons either to act as co-collateral agent, or co-collateral agents, jointly with the Collateral Agent of all or any part of the Pledged Collateral or to act as separate collateral agent

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or separate collateral agents of all or any part of the Pledged Collateral and to vest in such Person or Persons, in such capacity, such title to the Pledged Collateral or any part thereof, and such rights, powers, duties or obligations as the Collateral Agent may consider necessary or desirable, subject to the other provisions of this Section 27. Warburg Pincus Private Equity IX, L.P. is hereby appointed as Collateral Agent for the purposes of holding the Pledged Collateral.

27.3         Unless otherwise provided in the instrument appointing such co-collateral agent or separate collateral agent, every co-collateral agent or separate collateral agent shall, to the extent permitted by law, be appointed subject to the following terms:

27.3.1            All rights, power, duties and obligations under this Agreement conferred upon the Collateral Agent in respect of the custody, control or management of the collateral, shall be exercised solely by the Collateral Agent;

27.3.2            All rights, powers, duties and obligations conferred or imposed upon the collateral agents shall be conferred or imposed upon and exercised or performed by the Collateral Agent, or by the Collateral Agent and such co-collateral agent or co-collateral agents, or separate collateral agent or separate collateral agents jointly, except to the extent that, under the law of any jurisdiction in which any particular act or acts are to be performed, the Collateral Agent shall be incompetent or unqualified to perform such act or acts, in which event such act or acts shall be performed by such co-collateral agent or co-collateral agents or separate collateral agents or separate collateral agents;

27.3.3            Any request in writing by the Collateral Agent to any co-collateral agent or separate collateral agent to take or to refrain from taking any action hereunder shall be sufficient warrant for the taking, or the refraining from taking, of such action by such co- collateral agent or separate collateral agent;

27.3.4            Any co-collateral agent or separate collateral agent to the extent permitted by law may delegate to the Collateral Agent the exercise of any right, power, duty or obligation, discretionary or otherwise;

27.3.5            The Collateral Agent at any time, by an instrument in writing, may accept the resignation of, or remove, any co-collateral agent or separate collateral agent appointed under this Section 27. As successor to any co-collateral agent or separate collateral agent so resigned or removed may be appointed in the manner provided in this Section 27;

27.3.6            No collateral agent hereunder shall be personally liable by reason of any act or omission of any other collateral agent hereunder;

27.3.7            Any demand, request, direction, appointment, removal, notice, consent, waiver or other action in writing delivered to the Collateral Agent shall be deemed to have been delivered to each such co-collateral agent or separate collateral agent; and

27.3.8            Any Collateral received by any such co-collateral agent or separate collateral agent hereunder shall forthwith, so far as may be permitted by law, be turned over to the Collateral Agent to be held pursuant to the terms hereof.

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27.4         Upon the acceptance in writing of such appointment by any such collateral agent or separate collateral agent, it or he shall be vested with the estate, right, title and interest in the Pledged Collateral, or any portion thereof, and with such rights, powers, duties, trusts or obligations, jointly or separately with the Collateral Agent, all as shall be specified in the instrument of appointment, subject to all the terms hereof.

27.5         In case any co-collateral agent or separate collateral agent shall become incapable of acting, resign or be removed, the right, title and interest in the Pledged Collateral and all rights, powers, duties and obligations of said co-collateral agent or separate collateral agent shall, so far as permitted by law, vest in and be exercised by the Collateral Agent unless and until a successor co-collateral agent or separate collateral agent shall be appointed pursuant to this Section 27.

Section 28. Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Pledgor:

Beams Power Investment Limited
c/o Xiuqing Meng
Shenglong Garden
No. 103 Dongluyuan
Tongzhou District
Beijing, 101101, PRC
Facsimile: +86-10-8959-7470
E-mail: sherrymeng@yahoo.com

With a copy which shall not constitute notice to:

O’Melveny & Myers LLP
37th Floor
Yintai Center, Office Tower, No.2 Jianguomenwai Avenue
Beijing 100022, China
Attention: David Roberts
Fax: +86-10-6563-4201

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If to the Secured Party or the Collateral Agent:

Warburg Pincus Private Equity IX, L.P.
c/o Warburg Pincus LLC
466 Lexington Avenue
New York, NY 10017
Attention: Arenare Scott
Fax: (212) 922-0933

With a copy which shall not constitute notice to:

Paul, Hastings, Janofsky & Walker LLP
19th Floor
Yintai Center, Office Tower
2 Jianguomenwai Avenue
Beijing 100022, China
Attention: Adam Kearney
Fax: +86-10-8567-5360

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

Any document shall be deemed to have been duly served if marked for the attention of the agent for service of process at its address (as set forth in Section 22 hereof) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in Section 28.

If the Pledgor’s agent for service of process at any time ceases for any reason to act as such, the Pledgor shall appoint a replacement agent having an address for service in the United States and shall notify the Collateral Agent and the Secured Party in writing of the name and address of the replacement agent. Failing such appointment and notification, the Secured Party shall be entitled by notice to the Pledgor, with a copy of the Collateral Agent, to appoint a replacement agent to act on the Pledgor’s behalf. The provisions of this Section 28 applying to service on an agent for service of process apply equally to service on a replacement agent.

Section 29. Indemnity and Expenses. The Pledgor agrees, upon demand, to defend, indemnify and hold harmless the Secured Party and the Collateral Agent against any and all actions, causes of action, suits, costs, losses, claims, damages, penalties, fines, liabilities or expenses, including incidental and out-of-pocket expenses and reasonable attorneys fees (collectively, the “Losses”) incurred by them, individually or together, in connection with the failure by the Pledgor to perform or observe any of the provisions hereof. The Pledgor and the

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Secured Party shall be equally responsible the amount of any and all reasonable expenses of the Collateral Agent, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Collateral Agent may incur in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any of the Pledged Collateral, and (iii) the exercise of any of the rights of the Collateral Agent hereunder. The Secured Party agrees, upon demand, to defend, indemnify and hold harmless the Pledgor and the Collateral Agent against any Losses incurred by them, individually or together, in connection with the failure by the Secured Party to perform or observe any of the provisions hereof.

Section 30. Amendments, Waivers and Consents. None of the terms or provisions of this Agreement may be waived, altered, modified or amended, and no consent to any departure by the Pledgor herefrom shall be effective, except by or pursuant to an instrument in writing which (i) is duly executed by the Pledgor, the Secured Party and the Collateral Agent and (ii) complies with the requirements of the Note Purchase Agreement and the Note. Any such waiver shall be valid only to the extent set forth therein. A waiver by the Collateral Agent or the Secured Party of any right or remedy under this Agreement on any one occasion shall not be construed as a waiver of any right or remedy which the Collateral Agent or the Secured Party, respectively, would otherwise have on any future occasion. No failure to exercise or delay in exercising any right, power or privilege under this Agreement on the part of the Collateral Agent or the Secured Party shall operate as a waiver thereof; and no single or partial exercise of any right, power or privilege under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 31. Successors and Assigns. Subject to compliance with Section 12 of the Note and Section 9(g) of the Note Purchase Agreement with respect to the transfer of the Note, the Secured Party may assign or transfer to any transferee of the Note or any portion thereof, any or all of the rights of the Secured Party in the Pledged Collateral relating to such assigned or transferred portion. Such assignee or transferee shall be vested with all the powers and rights of the Secured Party hereunder with respect to the Pledged Collateral relating to such assigned or transferred portion, but the Secured Party shall retain all rights and powers hereby given with respect to the Pledged Collateral not so assigned or transferred. Any references to “Secured Party” herein shall be deemed to include the assignees and transferees thereof. The Pledgor shall not assign or delegate any of its rights or duties hereunder or any of its interest herein without the prior written consent of each Secured Party, and any purported assignment or delegation in contravention of this Section shall be void.

Section 32. Section Headings. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

Section 33. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which shall together constitute one and the same agreement.

Section 34. Merger. This Agreement, together with the other Transaction Documents, embody the entire agreement and understanding, between the Pledgor, the Collateral Agent and

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the Secured Party and supersedes all prior agreements and understandings, written and oral, relating to the subject matter hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the Pledgor, the Collateral Agent and the Secured Party have executed this Agreement as of the date set forth above.

PLEDGOR:

BEAMS POWER INVESTMENT LIMITED

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Sole Director

SECURED PARTY:

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

COLLATERAL AGENT:

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its general partner

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

B-1

Exhibit 11

SYNUTRA INTERNATIONAL, INC.

2275 Research Blvd, Suite 500
Rockville, MD 20850, USA
Telephone:	+1-301-840-3888
+1-202-246-8818
Facsimile:	+1-301-987-2344

VIA FACSIMILE

April 16, 2008

ABN AMRO Bank N.V., Hong Kong Branch

38/F, Cheung Kong Centre

2 Queen’s Road Central

Hong Kong

Attention: Shirley Yiu, Helen Fei, Carlos Wong, Clarice Tsang, Jessamine Lam

Warburg Pincus Private Equity IX, L.P.

c/o Warburg Pincus LLC

466 Lexington Avenue

New York, NY 10017

Attention: Timothy Curt

Ladies and gentlemen:

The Company refers to that certain Registration Rights Agreement (the “Registration Agreement”), dated as of April 19, 2007, by and between ABN AMRO Bank N.V., Hong Kong Branch (“ABN”) and Synutra International, Inc. (the “Company”).

Beams Power Investment Limited (“Beams”), the majority shareholder of the Company expects to enter into a Note Purchase Agreement (the “Proposed Purchase Agreement”) with Warburg Pincus Private Equity IX, L.P. (the “Investor”), pursuant to which, the Investor would purchase from Beams, and Beams would sell to the Investor, a senior exchangeable note, in the aggregate principal amount of U.S. $30,000,000 (the “Note”), which Note shall be exchangeable for certain shares of common stock of the Company, par value US$0.0001 per share (the “Common Shares”) held by Beams.

Contemporaneously with the execution and delivery of the Proposed Purchase Agreement, the Company expects to enter into a Registration Rights Agreement with the Investor and Beams (the “Proposed RRA”), a copy of which is attached as Exhibit I hereto.  Pursuant to the terms of the Proposed RRA, (a) the Company will, (A) as soon as practicable following transfer of any Common Shares to the Investor pursuant to an exchange of the Note by the Investor, file with the SEC a registration statement for the resale of all Common Shares transferable to the Investor pursuant to the terms of (i) the Note, or (ii) a proposed certain share pledge agreement between Beams as the pledgor and the Investor as the secured party and the collateral agent in substantially the form attached as Exhibit II hereto, and use commercially reasonable efforts to have the registration statement declared effective as soon as practicable; and (B) grant the Investor the right to two demand registrations and unlimited piggyback registrations, subject to certain conditions; and (b) Beams will bear the expenses in relation to the registrations as set forth in the Proposed RRA.

In connection with the transactions contemplated by the Proposed RRA, ABN, the Investor, the Company and Beams hereby notify each other, acknowledge and agree as follows:

(a)           Pursuant to Section 5.04(b) of the Registration Agreement, the Company is prohibited from granting registration rights to a third party which are on parity with or superior to the rights granted under the Registration Agreement without the written consent of ABN.  The Company hereby seeks ABN’s consent to the Company entering into the Proposed RRA with the Investor and the Issuer.  Pursuant to Section 5.04(a) and Article 8 of the Registration Agreement, ABN consents to the Company entering into the Proposed RRA.

(b)           Except as provided herein, in connection with this consent and pursuant to Section 5.01 of the Registration Agreement, Company, the Investor and Beams acknowledge and agree with ABN that ABN, with respect to any Registrable Securities (as defined in the Registration Agreement), shall have the same rights as Investor with respect to its Shares (as defined in the Proposed RRA) under clause 2(a) of the Proposed RRA.

(c)           If the Company proposes registration of securities pursuant to an underwritten public offering under clause 2(b) of the Proposed RRA and marketing factors require a limitation on the number of shares to be underwritten, ABN, the Investor, Beams and the Company agree that ABN’s right to participate in the underwriting pursuant to the Registration Agreement shall be subject to terms of clause 2(b)(v) of the Proposed RRA.

(d)           If the Company proposes registration of securities in an underwritten offering pursuant to Section 5.02 of the Registration Agreement and marketing factors require a limitation of the number of shares to be underwritten, ABN, the Investor, Beams and the Company agree that ABN’s right to participate in the underwriting shall not be limited unless the securities of all other persons (including the Company and the Investor) that intend to participate in the underwriting have previously been excluded.

(e)           If the Company proposes registration of securities pursuant to an underwritten public offering under clause 2(c) of the Proposed RRA, other than in connection with an offering pursuant to Section 5.02 of the Registration Agreement, and marketing factors require a limitation on the number of shares to be underwritten, ABN, the Investor, Beams and the Company agree that ABN’s right to participate in the underwriting pursuant to the Registration Agreement and the Investors right to participate in the underwriting pursuant to the Proposed RRA shall be limited pro rata, based on the aggregate number of Registrable Securities of ABN and the Investor, respectively.

Except as expressly specified above, no rights or obligations of ABN or the Company under the Registration Agreement or any other agreement are hereby amended or modified and each such agreement shall remain in full force and effect.  Except as expressly specified above, no rights or obligations of the Investor, Beams or the Company under the Proposed RRA are hereby amended.

This letter agreement shall terminate and the foregoing provisions shall be without any force or effect in the event that (x) the Proposed Purchase Agreement and the Proposed RRA did not come into effect, or (y) the terms of the Proposed RRA are modified from the form thereof attached hereto.

This letter agreement shall be governed by the internal law of the State of New York.

Please indicate your agreement to the above consents, acknowledgements and waivers by countersigning below and returning a signed copy to us.

[Signature Page to Follow]

SYNUTRA INTERNATIONAL, INC.

		By:	/s/ Weiguo Zhang
Name: Weiguo Zhang
Title: President & COO

BEAMS POWER INVESTMENT LIMITED

		By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Sole Director

ABN AMRO BANK N.V., HONG KONG BRANCH

By:	/s/ Bert Grisel
Name: Bert Grisel
Title: Managing Director

By:	/s/ Mike Netterfield
Name: Mike Netterfield
Title: Managing Director

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner